SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒ a

QUARTERLY REPORT

(From January 1, 2018 to September 30, 2018)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	June 2016	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2016
May 2017
February 2018
May 2018
	April 2016	AA	Korea Investors Service, Inc. (AAA ~ D)
May 2017
October 2017
May 2018
	April 2016	AA	Korea Ratings Corporation (AAA ~ D)
September 2016
May 2017
October 2017
February 2018
April 2018

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)
	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2018)

There were no changes to our issued capital stock during the reporting period ended September 30, 2018.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of September 30, 2018)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2018 Q1~Q3	2017	2016
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(353,418)	1,802,756	906,713
Earnings (loss) per share (Won)(2)		(988)	5,038	2,534

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	9.92%	19.73%
Cash dividend yield (%)(4)	Common shares	—	1.69%	1.58%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2018, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2018, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2018 Q1~Q3 consolidated operating results highlights

(Unit: In billions of Won)
2018 Q1~Q3	Display business
Sales Revenue	17,389
Gross Profit	1,898
Operating Profit (loss)	(186)
Total Assets	32,120
Total Liabilities	17,428

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as Crystal Sound OLED and Wallpapers, pursuant to our strategic plan to transition into the OLED business, which has strong future growth potential. In the television sector, we are expanding our premium products such as OLED and UHD products. In addition, we are continuing to secure additional production capacity of 8.5th generation OLED television displays and are planning to further strengthen the fundamentals of our OLED business through a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED. In the IT sector, we are expanding the proportion of premium products such as high resolution and wide screen products, based on IPS and Oxide technologies. In the mobile sector, we are continuously striving to secure mass production capabilities for 6th generation OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. There is a concern over continued increases in the structural oversupply of the LCD industry led by continued investments in new fabrication facilities and additional supplies by Chinese panel manufacturers, which have been driven by the Chinese government.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2018 Q1~Q3	2017	2016
Panels for Televisions(1)(2)	29.5%	28.1%	28.2%
Panels for Monitors(1)	33.4%	36.3%	36.6%
Panels for Notebook Computers(1)	22.2%	21.3%	27.8%
Panels for Tablet Computers(1)	26.7%	29.1%	24.1%

Total(1)	29.2%	29.2%	29.4%

(1)	Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the second quarter of 2018 are estimates only, as the actual results for such period are not yet released.
(2)	Includes panels for public displays.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels as well as “Wallpaper” and “Crystal Sound” OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2018 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages
Display	Goods/Products/ Services/Other sales	Televisions	Panels for televisions	LG Display	7,216	41.5%
		Desktop monitors	Panels for monitors	LG Display	3,052	17.6%
		Tablet products	Panels for tablets	LG Display	1,349	7.8%
		Notebook computers	Panels for notebook computers	LG Display	1,952	11.2%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	3,820	22.0%

Total					17,389	100.0%

B.	Average selling price trend of major products

While average selling prices of LCD panels exhibited varying trends according to demand by product category, the average selling price of LCD panels per square meter of net display area shipped in the third quarter of 2018 decreased by approximately 0.2% compared to the second quarter of 2018 due to a continued decline in the overall average selling prices of our panels. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

Period	Average Selling Price(1)(2) (in US$ / m2)
2018 Q3	500
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608
2016 Q4	642
2016 Q3	555
2016 Q2	504
2016 Q1	525

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	1,589	16.7%	HeeSung Electronics, etc.
		Polarizers		1,587	16.7%	LG Chem, etc.
		Printed circuit boards		1,509	15.9%	Korea SMT, etc.
		Glass		944	9.9%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd.
		Drive IC		691	7.3%	Silicon Works Co., Ltd.. etc.
		Others		3,181	33.5%	—

Total				9,501	100.0%

- Period: January 1, 2018 ~ September 30, 2018.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), the main raw material for BLU components, increased by 24% from 2016 to 2017 and further increased by 0.4% from 2017 to the third quarter of 2018 due to decreased production caused by the closure of China’s outdated steel production lines and strengthened environmental regulations. The average price of resin increased by 18% from 2016 to 2017 and further increased by 17% from 2017 to the third quarter of 2018 due to the rise in petroleum prices. The average price of copper, the main raw material for PCB components, increased by 27% from 2016 to 2017 but decreased by 1.0% from 2017 to the third quarter of 2018 due to concerns over a potential global economic downturn arising from the intensification of trade disputes between the United States and China.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2018 Q1~Q3(1)	2017(2)	2016(2)
Display	Display panel	Gumi, Paju, Guangzhou	7,536	10,538	9,906

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2018 Q1~Q3	2017	2016
Display	Display panel	Gumi, Paju, Guangzhou	6,998	9,262	8,996

- Based on glass input substrate size for eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2018 Q1~Q3	Actual working hours in 2018 Q1~Q3	Average utilization ratio
Gumi	6,552(1) (273 days)(2)	6,552(1) (273 days)(2)	100.0%
Paju	6,552(1) (273 days)(2)	6,552(1) (273 days)(2)	100.0%
Guangzhou	6,552(1) (273days)(2)	6,552(1) (273 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2017, our total capital expenditures on a cash out basis was ~~W~~6.6 trillion. In 2018, we plan to continue capital expenditures to invest in new OLED and oxide technologies and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2018 Q1~Q3	2017	2016
Display	Products	Display panel	Overseas(1)	16,165	25,763	24,648
			Korea(1)	1,193	1,982	1,815

			Total	17,358	27,745	26,464

	Royalty	LCD, OLED technology patent	Overseas(1)	14	20	17
			Korea(1)	—	—	—

			Total	14	20	17

	Others	Raw materials, components, etc.	Overseas(1)	8	11	14
			Korea(1)	9	14	10

			Total	17	25	23

		Total	Overseas(1)	16,187	25,794	24,679
			Korea(1)	1,202	1,996	1,825

			Total	17,389	27,790	26,504

(1)	Based on ship-to-party.
(2)	Sales for 2017 and 2016 were recorded based on previously applicable accounting standards of K-IFRS 1018, “Revenue.”

B.	Sales organization and sales route

•	As of September 30, 2018, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales Performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.4%
	Headquarters	6.6%
Overseas sales portion (overseas sales / total sales)		93.1%
Korea	Overseas subsidiaries	1.7%
	Headquarters	98.3%
Korea sales portion (Korea sales / total sales)		6.9%

(1)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(2)	Sales strategy

•

As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

In the smartphone, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(3)	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue for the third quarter of 2018, and our sales revenue derived from our top ten customers comprised 76% of our total sales revenue.

(4)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In the first nine months of 2018, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $200 million in Won/US dollar cross currency swap agreement with Standard Chartered Bank and KEB Hana Bank, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~4,580 million with respect to our foreign exchange derivative instruments held during the first nine months of 2018.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of September 30, 2018, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~660 million with respect to interest rate derivative instruments held during the first nine months of 2018.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items(1)		2018 Q1~Q3	2017	2016
Material Cost		474,994	646,622	677,423
Labor Cost		547,153	668,429	479,650
Depreciation Expense		310,479	298,383	136,826
Others		239,144	298,256	129,348

Total R&D-Related Expenditures		1,571,770	1,911,690	1,423,247

Accounting Treatment(2)	Selling & Administrative Expenses	685,746	917,645	880,794
	Manufacturing Cost	560,393	786,494	220,165
	Development Cost (Intangible Assets)	325,631	207,551	322,288

R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.0%	6.9%	5.4%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

10.	Intellectual Property

As of September 30, 2018, our cumulative patent portfolio (including patents that have already expired) included a total of 36,931 patents, consisting of 17,113 in Korea and 19,818 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2017 to the Korean government in March 2018 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2017	2016	2015
Greenhouse gases	6,303	5,851	7,348
Energy	63,451	60,423	60,146

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and such certification has since been renewed on a timely basis, most recently in May 2018. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures, and we also obtained a certificate of excellence in the Energy Management System Evaluation.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED, IPS Nano Color and Art Glass television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In December 2016, we were assessed a fine of ~~W~~0.2 million, which we subsequently paid, for failure to meet certain reporting obligations under the Industrial Safety and Health Act. To prevent such violations from occurring again, we have strengthened our monitoring process and management and employee education training initiatives.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court assessed a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act, and the case is currently pending before the trial court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

12.	Financial Information

A.

Financial highlights (Based on consolidated K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	9,245,299	10,473,703	10,484,186
Quick assets	6,657,896	8,123,619	8,196,401
Inventories	2,587,403	2,350,084	2,287,785
Non-current assets	22,874,328	18,685,984	14,400,150
Investments in equity accounted investees	133,267	122,507	172,683
Property, plant and equipment, net	20,133,254	16,201,960	12,031,449
Intangible assets	992,026	912,821	894,937
Other non-current assets	1,615,781	1,448,696	1,301,081
Total assets	32,119,627	29,159,687	24,884,336
Current liabilities	10,143,749	8,978,682	7,058,219
Non-current liabilities	7,283,799	5,199,495	4,363,729
Total liabilities	17,427,548	14,178,177	11,421,948
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,078,039	10,621,571	9,004,283
Other equity	(321,391)	(288,280)	(88,478)
Non-controlling interest	895,239	608,027	506,391

Total equity	14,692,079	14,981,510	13,462,388

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	17,388,775	27,790,216	26,504,074
Operating profit (loss)	(186,360)	2,461,618	1,311,416
Operating profit (loss) from continuing operations	(332,017)	1,937,052	931,508
Profit (loss) for the period	(332,017)	1,937,052	931,508
Profit (loss) attributable to:
Owners of the Company	(353,418)	1,802,756	906,713
Non-controlling interest	21,401	134,296	24,795
Basic earnings (loss) per share	(988)	5,038	2,534
Diluted earnings (loss) per share	(988)	5,038	2,534
Number of consolidated entities	22	20	19

B.	Financial highlights (Based on separate K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	6,993,446	8,381,074	8,712,575
Quick assets	5,052,601	6,698,829	7,005,592
Inventories	1,940,845	1,682,245	1,706,983
Non-current assets	20,814,547	17,028,341	13,100,175
Investments	3,995,757	2,683,941	2,656,026
Property, plant and equipment, net	14,732,617	12,487,001	8,757,973
Intangible assets	822,341	731,373	673,966
Other non-current assets	1,263,832	1,126,026	1,012,210
Total assets	27,807,993	25,409,415	21,812,750
Current liabilities	8,626,532	7,394,605	6,176,344
Non-current liabilities	6,016,676	4,185,551	3,400,959
Total liabilities	14,643,208	11,580,156	9,577,303
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,124,593	9,789,067	8,195,255
Other equity	0	0	0
Total equity	13,164,785	13,829,259	12,235,447

(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	15,850,273	25,591,082	24,419,295
Operating profit (loss)	(541,736)	1,536,730	709,138
Operating profit (loss) from continuing operations	(474,330)	1,779,721	967,078
Profit (loss) for the period	(474,330)	1,779,721	967,078
Basic earnings (loss) per share	(1,326)	4,974	2,703
Diluted earnings (loss) per share	(1,326)	4,974	2,703

C.	Consolidated subsidiaries (as of September 30, 2018)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A	100%
LG Display High-tech (China) Co., Ltd. (3)	Manufacturing	China	69%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of September 30, 2018)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (1)	US$	300	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (2)	USD$	1.2	May 1, 2018	100%
LG Display High-tech (China) Co., Ltd. (3)	CNY	6,517	July 11, 2018	69%
MMT (Money Market Trust) (4)	~~W~~	395,400	March 31, 2017	100%

Changes since December 31, 2017:

(1)	During the reporting period, we invested an additional ~~W~~212,600 million in LG Display Vietnam Haiphong Co., Ltd.
(2)

During the reporting period, we established LG Display Fund I LLC in Wilmington, North Carolina, U.S.A. for the purpose of investing in new emerging companies and our percentage ownership interest in LG Display Fund I LLC is 100%.

(3)

During the reporting period, we established LG Display (China) High-tech Co., Ltd. in Guangzhou, China for the purpose of manufacturing display products, and our percentage ownership interest in LG Display (China) High-tech Co., Ltd is 69%.

(4)

As a result of our money market trust acquisition and disposal transactions conducted during the reporting period, the amount outstanding in our money market trust accounts as of September 30, 2018 is ~~W~~395,401 million.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	46,808	January 2005	40%
Invenia Co., Ltd.	~~W~~	3,137	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~	3,650	June 2008	14%
LB Gemini New Growth Fund No. 16(1)	~~W~~	3,526	December 2009	31%
YAS Co., Ltd.	~~W~~	18,362	April 2002	15%
Avatec Co., Ltd.	~~W~~	22,985	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%
CYNORA GmbH	~~W~~	20,308	March 2003	14%
Material Science Co., Ltd.(2)	~~W~~	4,030	January 2014	10%
Nanosys Inc.(3)	~~W~~	10,461	July 2001	4%

Changes since December 31, 2017:

(1)	We participate as a limited member in LB Gemini New Growth Fund No. 16. Upon a general meeting, the members have decided to dissolve the fund, which is currently under liquidation.
(2)

In March 2018, we acquired 10,767 voting common shares of Material Science Co., Ltd. for ~~W~~4,000 million. As of September 30, 2018, our percentage ownership interest in Material Science Co., Ltd. is 10%, and we are entitled to appoint one director of Material Science Co., Ltd.

(3)

In May 2018, we acquired 5,699,954 voting common shares of Nanosys Inc. for ~~W~~10,732 million. As of September 30, 2018, our percentage ownership interest in Nanosys Inc. is 4%, and we are entitled to appoint one director of Nanosys Inc.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)
Description	2018 Q1~Q3	2017	2016
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,170 (450)(2)	1,040 (450)(2)	1,020 (440)(2)
Time required	10,100	17,909	18,291

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of September 30, 2018, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of September 30, 2018)
Name	Position	Primary responsibility
Sang Beom Han(1)	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun-Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Joon Park(3)	Outside Director	Related to the overall management
Sung-Sik Hwang(4)	Outside Director	Related to the overall management
Kun Tai Han(5)	Outside Director	Related to the overall management
Byoung Ho Lee(6)	Outside Director	Related to the overall management

(1)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 15, 2018.
(2)

Hyun Hwoi Ha is also a standing director of LG Uplus Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.

(3)	Joon Park is also an outside director of Green Cross Holdings Corp.
(4)

Sung-Sik Hwang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2018. Mr. Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.

(5)	Kun Tai Han is also the chief executive officer of Hans Consulting.
(6)	Byoung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Sang Don Kim.

During the reporting period, one meeting of the Outside Director Nomination Committee was held and the composition of the Outside Director Nomination Committee was as follows:

(As of January 22, 2018)
Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Hyun-Hwoi Ha, Joon Park, Sung-Sik Hwang

(1)	Each of Hyun-Hwoi Ha, Joon Park and Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 22, 2018.

As of the September 30, 2018, the composition of the Audit Committee is as follows.

(As of September 30, 2018)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park, Kun Tai Han

(1)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2018): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2018): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2018:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	48,355	0.0%
Sang Don Kim	Related Party	6,000	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of September 30, 2018:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	29,275,136	8.18%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2018 Q1~Q3:

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	3,013		1,004
Outside directors who are not audit committee members	1	65		65
Outside directors who are audit committee members	3	176		59

Total	7	3,254	(4)	1,128

(1)	Number of directors as at September 30, 2018.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2018.
(4)

As Jin Jang resigned as an outside director on March 14, 2018 and Byoung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018, the total amount paid includes remuneration paid to both Mr. Jang and Mr. Lee.

(2)	Remuneration for individual directors and audit committee members

•	Not required for quarterly reports

(3)	Stock options

Not applicable.

B.	Employees

As of September 30, 2018, we had 33,007 employees (excluding our directors). On average, our male employees have served 9.7 years and our female employees have served 8.3 years. The total amount of salary paid to our employees for the nine months ended September 30, 2018 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,626,284 million for our male employees and ~~W~~366,105 million for our female employees. The following table provides details of our employees as of September 30, 2018:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2018 Q1~Q3 (2)(3)(4)	Average salary per capita(5)	Average years of service
Male	25,000	1,626,284	66.0	9.7
Female	7,986	366,105	46.0	8.3
Total	33,434	1,992,389	61.0	9.4

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2018 was ~~W~~292,222 million and the per capita welfare benefit provided was ~~W~~8.9 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,534, female: 7,981) for the nine months ended September 30, 2018.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2018, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2018 and 2017, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2017 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 22, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2018

This report is effective as of November 9, 2018 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 25	~~W~~	2,760,240	2,602,560
Deposits in banks	4, 25		78,400	758,078
Trade accounts and notes receivable, net	5, 14, 25, 27		3,301,596	4,325,120
Other accounts receivable, net	5, 25		82,090	164,827
Other current financial assets	6, 25		18,286	27,252
Inventories	7		2,587,403	2,350,084
Prepaid income taxes			14,772	3,854
Other current assets	5		402,512	241,928

Total current assets			9,245,299	10,473,703

Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		133,267	122,507
Other non-current accounts receivable, net	5, 25		—	8,738
Other non-current financial assets	6, 25		92,986	59,836
Property, plant and equipment, net	9, 17		20,133,254	16,201,960
Intangible assets, net	10, 17		992,026	912,821
Deferred tax assets	23		1,144,381	985,352
Other non-current assets	5		378,403	394,759

Total non-current assets			22,874,328	18,685,984

Total assets		~~W~~	32,119,627	29,159,687

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	3,176,696	2,875,090
Current financial liabilities	11, 25		2,048,754	1,452,926
Other accounts payable	25		3,146,185	3,169,937
Accrued expenses			796,895	812,615
Income tax payable			156,535	321,978
Provisions	13		91,559	76,016
Advances received	14		677,094	194,129
Other current liabilities	13		50,031	75,991

Total current liabilities			10,143,749	8,978,682

Non-current financial liabilities	11, 25		5,671,711	4,150,192
Non-current provisions	13		28,095	28,312
Defined benefit liabilities, net	12		259,294	95,447
Long-term advances received	14		1,218,791	830,335
Deferred tax liabilities	23		15,122	24,646
Other non-current liabilities	13		90,786	70,563

Total non-current liabilities			7,283,799	5,199,495

Total liabilities			17,427,548	14,178,177

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,078,039	10,621,571
Reserves	15		(321,391)	(288,280)

Total equity attributable to owners of the Controlling Company			13,796,840	14,373,483

Non-controlling interests			895,239	608,027

Total equity			14,692,079	14,981,510

Total liabilities and equity		~~W~~	32,119,627	29,159,687

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2018		2017	2018		2017
Revenue	16, 17, 27	~~W~~	6,102,363	6,973,095	~~W~~	17,388,775	20,664,143
Cost of sales	7, 18, 27		(5,213,629)	(5,717,586)		(15,491,214)	(16,175,486)

Gross profit			888,734	1,255,509		1,897,561	4,488,657

Selling expenses	19		(220,736)	(212,817)		(597,547)	(678,546)
Administrative expenses	19		(199,732)	(170,625)		(578,145)	(511,032)
Research and development expenses			(328,195)	(286,074)		(908,229)	(881,937)

Operating profit (loss)			140,071	585,993		(186,360)	2,417,142

Finance income	22		48,421	35,752		202,304	164,176
Finance costs	22		(49,177)	(45,954)		(241,504)	(192,961)
Other non-operating income	21		218,147	226,800		816,198	767,282
Other non-operating expenses	21		(249,417)	(205,871)		(917,205)	(873,892)
Equity in income of equity accounted investees, net			2,218	2,003		1,035	6,915

Profit (loss) before income tax			110,263	598,723		(325,532)	2,288,662
Income tax expense	23		92,755	121,479		6,485	395,253

Profit (loss) for the period			17,508	477,244		(332,017)	1,893,409

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,737)	(3,639)		(16,129)	(11,963)
Other comprehensive income (loss) from associates			7	(45)		30	448
Related income tax	12		1,267	881		4,893	2,895

			(3,463)	(2,803)		(11,206)	(8,620)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22		(186,146)	109,892		(46,214)	(895)
Other comprehensive income (loss) from associates			(271)	204		418	2,367

			(186,417)	110,096		(45,796)	1,472

Other comprehensive income (loss) for the period, net of income tax			(189,880)	107,293		(57,002)	(7,148)

Total comprehensive income (loss) for the period		~~W~~	(172,372)	584,537		(389,019)	1,886,261

Profit (loss) attributable to:
Owners of the Controlling Company			3,421	441,982		(353,418)	1,765,772
Non-controlling interests			14,087	35,262		21,401	127,637

Profit (loss) for the period		~~W~~	17,508	477,244		(332,017)	1,893,409

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(151,747)	532,860		(397,735)	1,757,226
Non-controlling interests			(20,625)	51,677		8,716	129,035

Total comprehensive income (loss) for the period		~~W~~	(172,372)	584,537		(389,019)	1,886,261

Earnings (loss) per share (In won)
Basic earnings (loss) per share	24	~~W~~	10	1,235		(988)	4,935

Diluted earnings (loss) per share	24	~~W~~	10	1,235		(988)	4,935

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the period
Profit for the period		—	—	1,765,772	—	1,765,772	127,637	1,893,409

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,068)	—	(9,068)	—	(9,068)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(2,293)	(2,293)	1,398	(895)
Other comprehensive income from asssociates		—	—	448	2,367	2,815	—	2,815

Total other comprehensive income (loss)		—	—	(8,620)	74	(8,546)	1,398	(7,148)

Total comprehensive income for the period	~~W~~	—	—	1,757,152	74	1,757,226	129,035	1,886,261

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at September 30, 2017	~~W~~	1,789,079	2,251,113	10,582,527	(88,404)	14,534,315	633,797	15,168,112

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(353,418)	—	(353,418)	21,401	(332,017)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(11,236)	—	(11,236)	—	(11,236)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(33,529)	(33,529)	(12,685)	(46,214)
Other comprehensive income from associates		—	—	30	418	448	—	448

Total other comprehensive loss		—	—	(11,206)	(33,111)	(44,317)	(12,685)	(57,002)

Total comprehensive income (loss) for the period	~~W~~	—	—	(364,624)	(33,111)	(397,735)	8,716	(389,019)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at September 30, 2018	~~W~~	1,789,079	2,251,113	10,078,039	(321,391)	13,796,840	895,239	14,692,079

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(332,017)	1,893,409
Adjustments for:
Income tax expense	23		6,485	395,253
Depreciation	18		2,374,975	2,013,067
Amortization of intangible assets	18		324,563	316,036
Gain on foreign currency translation			(73,426)	(128,321)
Loss on foreign currency translation			136,914	85,638
Expenses related to defined benefit plans	12		155,228	148,679
Gain on disposal of property, plant and equipment			(5,125)	(14,259)
Loss on disposal of property, plant and equipment			13,362	9,340
Impairment loss on property, plant and equipment			25,715	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	9
Impairment loss on intangible assets			353	1,717
Reversal of impairment loss on intangible assets			(26)	—
Warranty expense			154,676	164,109
Finance income			(61,814)	(103,672)
Finance costs			116,252	118,544
Equity in income of equity method accounted investees	8		(1,035)	(6,915)
Other income			(3,344)	(16,505)
Other expenses			593	1,259

			3,164,107	2,983,671
Changes in
Trade accounts and notes receivable			946,803	223,256
Other accounts receivable			(6,969)	35,132
Other current assets			(102,441)	9,105
Inventories			(344,614)	(370,064)
Other non-current assets			(39,400)	(115,894)
Trade accounts and notes payable			303,604	45,297
Other accounts payable			(178,400)	(66,742)
Accrued expenses			(24,311)	20,974
Other current liabilities			105,308	(4,228)
Other non-current liabilities			19,123	5,178
Long-term advances received			819,646	1,020,470
Provisions			(149,139)	(130,380)
Defined benefit liabilities, net			(7,536)	(6,311)

			1,341,674	665,793

Cash generated from operating activities			4,173,764	5,542,873
Income taxes paid			(371,198)	(358,096)
Interests received			59,699	36,855
Interests paid			(150,666)	(99,246)

Net cash provided by operating activities		~~W~~	3,711,599	5,122,386

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	5,272	8,639
Increase in deposits in banks			(772,219)	(1,522,890)
Proceeds from withdrawal of deposits in banks			1,451,541	1,358,632
Acquisition of available-for-sale financial assets			—	(195)
Acquisition of financial assets at fair value through profit or loss			(432)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments in equity accounted investees			(14,732)	(20,308)
Proceeds from disposal of investments in equity accounted investees			2,382	6,697
Acquisition of property, plant and equipment			(6,053,560)	(4,798,574)
Proceeds from disposal of property, plant and equipment			140,093	114,624
Acquisition of intangible assets			(405,293)	(335,803)
Proceeds from disposal of intangible assets			960	874
Government grants received			1,210	1,505
Receipt from settlement of derivatives			314	2,745
Proceeds from collection of short-term loans			11,755	693
Increase in short-term loans			(5,000)	—
Increase in long-term loans			(31,180)	(300)
Increase in deposits			(14,373)	(2,534)
Decrease in deposits			3,562	3,639
Proceeds from disposal of emission rights			10,200	—

Net cash used in investing activities			(5,669,494)	(5,182,556)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			109,446	—
Repayments of short-term borrowings			(109,712)	(113,209)
Proceeds from issuance of bonds			498,170	298,780
Proceeds from long-term borrowings			2,532,019	847,702
Repayments of current portion of long-term borrowings and bonds			(1,015,802)	(364,774)
Subsidiaries’ dividends distributed to non-controlling interests			(51,085)	(5,929)
Capital contribution from non-controlling interests			331,603	4,300
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			2,115,731	487,962

Net increase in cash and cash equivalents			157,836	427,792
Cash and cash equivalents at January 1			2,602,560	1,558,696
Effect of exchange rate fluctuations on cash held			(156)	(12,452)

Cash and cash equivalents at September 30		~~W~~	2,760,240	1,974,036

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2018, there are 19,660,196 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2018

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 300
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	USD 1.2 -
LG Display High-Tech (China) Co., Ltd. (*3)	Guangzhou, China	69%	December 31	July 11, 2018	Manufacture Display products	CNY 6,517
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 395,401

1.	Reporting Entity, Continued

(*1)

For the nine-month period ended September 30, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Controlling Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)

For the nine-month period ended September 30, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)

For the nine-month period ended September 30, 2018, the Controlling Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Group has a 69% equity interest of this subsidiary.

(*4)

For the nine-month period ended September 30, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of September 30, 2018 is ~~W~~395,401 million.

~~W~~90,281 million is attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the nine-month period ended September 30, 2018.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2017.

K-IFRS No. 1109, K-IFRS No. 1115, and K-IFRS No. 2122 have been applied in the condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2018. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

During the nine-month period ended September 30, 2018, based on the review of the past accumulated usage information that became available, the Group management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~111,456 million as of December 31, 2017. Based on the results of the reassessment, the Group changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Group also changed the classification of Mask and Mold to property, plant and equipment.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109, K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2017, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2018.

(a)	Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration from January 1, 2018.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

i)	Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The impact of K-IFRS No. 1109 on the classification and measurement of financial assets is set out below.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		173,565	173,565	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		79,552	79,552	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there were no financial liabilities measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

ii)	Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

iii)	Hedge Accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed consolidated interim financial statement of the Group resulting from the application of the requirements in K-IFRS No. 1109.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. The impact on its condensed consolidated interim financial statements resulting from the application of the new standard is as follows.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(i)	Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. For the year-ended December 31, 2017, the Group recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under K-IFRS No. 1115, the Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Group’s consolidated interim statement of financial position as of September 30, 2018 is as follows. There is no impact on the condensed consolidated interim statement of comprehensive income and the cash flows for the nine-month period ended September 30, 2018.

(in millions won)
Categories	Adoption of K-IFRS No. 1115		Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~	402,512	(4,834)	397,678
Current Liabilities
Provisions	~~W~~	91,559	(4,834)	86,725

(ii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the condensed consolidated interim financial statements of the Group.

3.	Summary of Significant Accounting Policies, Continued

(b)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing these condensed consolidated interim financial statements.

(i)	K-IFRS No. 1116, Leases

The Group plans to adopt K-IFRS No. 1116, Leases, in its consolidated financial statements for annual period beginning on January 1, 2019, assess the financial impact of the adoption of K-IFRS No. 1116 and disclose the results in its consolidated financial statements for the year ending December 31, 2018. As of September 30, 2018, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2017, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,760,240	2,602,560
Deposits in banks
Time deposits	~~W~~	4,318	685,238
Restricted cash (*)		74,082	72,840

	~~W~~	78,400	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	2,838,651	3,360,649

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Trade, net	~~W~~	2,729,038	3,275,902
Due from related parties		572,558	1,049,218

	~~W~~	3,301,596	4,325,120

(b)	Other accounts receivable as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	73,013	150,554
Accrued income		9,077	14,273

	~~W~~	82,090	164,827

Non-current assets
Long-term non-trade receivable		—	8,738

	~~W~~	82,090	173,565

Due from related parties included in other accounts receivable, as of September 30, 2018 and December 31, 2017 are ~~W~~1,018 million and ~~W~~10,821 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Trade accounts and notes receivable	Other accounts receivable(*)
Not past due	~~W~~	3,288,257	74,047	(528)	(364)
Past due 1-15 days		8,336	6,619	(2)	(62)
Past due 16-30 days		5,529	934	—	(2)
Past due 31-60 days		4	543	—	(3)
Past due more than 60 days		—	779	—	(401)

	~~W~~	3,302,126	82,922	(530)	(832)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

	December 31, 2017
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,323,465	173,493	(1,631)	(905)
Past due 1-15 days		2,652	488	(1)	(3)
Past due 16-30 days		631	65	—	(1)
Past due 31-60 days		—	208	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,326,752	174,876	(1,632)	(1,311)

5.	Receivables and Other Assets, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	2018			2017
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,632	1,311	1,488	1,116
(Reversal of) bad debt expense		(1,102)	(479)	144	195

Balance at the reporting date	~~W~~	530	832	1,632	1,311

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	17,212	7,973
Prepaid expenses		165,458	83,626
Value added tax refundable		215,008	148,351
Emission rights		—	1,978
Right to recover returned goods(*)		4,834	—

	~~W~~	402,512	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	378,403	394,759

(*)	As a result from the initial application of K-IFRS No. 1115, the Group recognized an asset for right to recover returned goods returned by the customer.

6.	Other Financial Assets

(a)	Other financial assets as of September 30, 2018 are as follows:

(In millions of won)	September 30, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*1)	~~W~~	2,500
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	97
Financial asset carried at amortized cost
Deposits	~~W~~	3,080
Short-term loans		12,609

	~~W~~	18,286

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
Fineeva Co., Ltd.		285
ARCH Venture Fund Vill, L.P.		2,518

	~~W~~	5,500

Convertible bonds	~~W~~	1,552
Derivatives(*2)		182

Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	62

Financial asset carried at amortized cost
Deposits	~~W~~	30,255
Long-term loans		55,435

	~~W~~	92,986

(*1)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.
(*2)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Derivatives(*)		842

	~~W~~	59,836

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of September 30, 2018 and December 31, 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Finished goods	~~W~~	955,747	965,643
Work-in-process		899,859	748,592
Raw materials		548,651	344,997
Supplies		183,146	290,852

	~~W~~	2,587,403	2,350,084

For the nine-month periods ended September 30, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	15,491,214	16,175,486
Including: inventory write-downs		274,874	253,311
Including: reversal and usage of inventory write-downs		(206,127)	(204,123)

8.	Investments in Equity Accounted Investees

Associates as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	46,808	40%	~~W~~	46,511
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		3,137	13%		2,887
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		3,650	14%		7,270
LB Gemini New Growth Fund No. 16 (*1)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31%		3,526	31%		5,910
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		18,362	15%		15,888
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		22,985	17%		23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%		20,309	14%		20,309

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*2)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	4,030	—	~~W~~	—
Nanosys Inc. (*3)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		10,460	—		—

						~~W~~	133,267		~~W~~	122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

(*1)

The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of September 30, 2018.

(*2)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of September 30, 2018, the Controlling Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

(*3)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of September 30, 2018, the Controlling Company‘s ownership percentage in Nanosys Inc. is 4% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

Dividends received from equity method investees for the nine-month periods ended September 30, 2018 and 2017 amounted to ~~W~~5,272 million and ~~W~~8,639 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2018 and 2017, the Group purchased property, plant and equipment of ~~W~~6,323,537 million and ~~W~~5,036,458 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~96,530 million and 2.72%, and ~~W~~29,963 million and 1.89% for the nine-month periods ended September 30, 2018 and 2017, respectively. Also, for the nine-month periods ended September 30, 2018 and 2017, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~103,573 million and ~~W~~71,627 million, respectively, and recognized ~~W~~5,125 million and ~~W~~13,362 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2018 (gain and loss for the nine-month period ended September 30, 2017: ~~W~~14,259 million and ~~W~~9,340 million, respectively).

10.	Intangible Assets

(a)

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2018 and December 31, 2017 are ~~W~~399,909 million and ~~W~~296,760 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	2,048,754	1,452,926
Non-current
Won denominated borrowings	~~W~~	2,300,770	1,251,258
Foreign currency denominated borrowings		1,618,123	1,392,931
Bonds		1,745,738	1,506,003
Derivatives (*)		7,080	—

	~~W~~	5,671,711	4,150,192

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.

(b)	Won denominated long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2018 (%)	September 30, 2018		December 31, 2017
Woori Bank	2.75	~~W~~	1,421	1,922
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74, 2.28~3.25		2,800,000	1,250,000
Less current portion of long-term borrowings			(700,651)	(200,664)

		~~W~~	2,300,770	1,251,258

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2018 (%)(*)	September 30, 2018		December 31, 2017
The Export-Import Bank of Korea	3ML+0.86~1.70	~~W~~	673,184		755,337
China Construction Bank and others	USD : 3ML+0.80~2.00 CNY: PBOC X 0.90		1,918,232		1,385,097

Foreign currency equivalent		USD	2,045	USD	1,500
		CNY	1,953	CNY	3,263
Less current portion of long-term borrowings		~~W~~	(973,293)		(747,503)

		~~W~~	1,618,123		1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

(d)	Details of bonds issued and outstanding as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Maturity	Annual interest rate as of September 30, 2018 (%)	September 30, 2018		December 31, 2017
Won denominated bonds (*)
Publicly issued bonds	2018.11~ 2023.02	1.80~3.73	~~W~~	2,015,000	2,015,000
Privately placed bonds	2025.05~ 2033.05	3.25~4.25		110,000	—
Less discount on bonds				(4,452)	(4,238)
Less current portion				(374,810)	(504,759)

			~~W~~	1,745,738	1,506,003

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities recognized as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,677,604	1,562,424
Fair value of plan assets		(1,418,310)	(1,466,977)

	~~W~~	259,294	95,447

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Current service cost	~~W~~	51,314	49,034	154,502	146,885
Net interest cost		242	598	726	1,794

	~~W~~	51,556	49,632	155,228	148,679

(c)	Plan assets as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,418,310	1,466,977

As of September 30, 2018, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Remeasurements of net defined benefit liabilities	~~W~~	(4,737)	(3,639)	(16,129)	(11,963)
Tax effect		1,267	881	4,893	2,895

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,470)	(2,758)	(11,236)	(9,068)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2018 are as follows:

(In millions of won)	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328

Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	154,676	(5,978)	148,698
Usage		—	(143,161)	—	(143,161)

Balance at September 30, 2018	~~W~~	43	113,965	5,646	119,654

Current	~~W~~	43	85,870	5,646	91,559
Non-current	~~W~~	—	28,095	—	28,095

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	42,005	63,766
Unearned revenues		7,856	12,225
Security deposits		170	—

	~~W~~	50,031	75,991

Non-current liabilities
Long-term accrued expenses	~~W~~	82,487	70,561
Security deposits		8,270	—
Long-term other accounts payable		29	2

	~~W~~	90,786	70,563

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement in principle with Argos in December 2017. The parties expect to execute a settlement agreement in 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at September 30, 2018.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,715 million (~~W~~1,908,281 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW) Classification		Maximum			Not yet due
	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	22,254		—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	77,889	USD	26	28,749
	BNP Paribas	USD	200	222,540	USD	39	43,290
	ING Bank	USD	150	166,905		—	—

		USD	440		USD	65
		KRW	90,000	579,588		—	72,039

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	338,810	USD	205	228,576

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	70	77,889	USD	10	11,127
	Hongkong & Shanghai Banking Corp.	USD	50	55,635		—	—
	Taishin International Bank	USD	289	321,570	USD	20	22,254

LG Display Germany GmbH	Citibank	USD	160	178,032		—	—
	BNP Paribas	USD	75	83,453	USD	25	27,891

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	445,080		—	—
	Standard Chartered Bank	USD	400	445,080	USD	341	379,431
	Sumitomo Mitsui Banking Corporation	USD	250	278,175	USD	63	70,103

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	20	22,254		—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	71,213		—	—

		USD	2,078	2,317,191	USD	664	739,382

		USD	2,518		USD	729
		KRW	90,000	2,896,779		—	811,421

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of September 30, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,381 million) with KEB Hana Bank, USD 80 million (~~W~~89,016 million) with Bank of China and USD 50 million (~~W~~55,635 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,710,776 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,458 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 1,150 million (~~W~~186,047 million), JPY 900 million (~~W~~8,831 million), EUR 2.5 million (~~W~~3,236 million), VND 38,167 million (~~W~~1,821 million), USD 0.5 million (~~W~~556 million), PLN 0.1 million (~~W~~30 million) and, respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of September 30, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,538 million (~~W~~1,710,776 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter.

The Controlling Company received payment guarantees amounting to USD 1,538 million (~~W~~1,710,776 million) from KEB Hana Bank and other various banks relating to advances received.

Pledged assets

Regarding the secured bank borrowing amounting to USD 240 million (~~W~~267,100 million) and CNY 655 million (~~W~~105,901 million) from China Construction Bank, as of September 30, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~166,031 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to September 30, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~	(293,278)	(259,749)
Other comprehensive loss from associates (excluding remeasurements)		(28,113)	(28,531)

	~~W~~	(321,391)	(288,280)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Sales of goods	~~W~~	6,091,633	6,962,663	17,357,832	20,627,084
Royalties		4,016	4,584	13,591	15,799
Others		6,714	5,848	17,352	21,260

	~~W~~	6,102,363	6,973,095	17,388,775	20,664,143

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2018 and 2017.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Region	2018		2017	2018	2017
Domestic	~~W~~	330,653	420,259	1,202,043	1,425,205
Foreign
China		3,725,909	4,534,031	10,753,323	13,466,122
Asia (excluding China)		789,131	662,844	1,768,846	1,881,814
United States		664,993	757,264	1,858,873	2,050,958
Europe (excluding Poland)		401,978	383,288	1,095,354	1,009,403
Poland		189,699	215,409	710,336	830,641

Sub total	~~W~~	5,771,710	6,552,836	16,186,732	19,238,938

Total	~~W~~	6,102,363	6,973,095	17,388,775	20,664,143

Sales to Company A and Company B amount to ~~W~~4,775,823 million and ~~W~~3,866,931 million, respectively, for the nine-month period ended September 30, 2018 (the nine-month period ended September 30, 2017: ~~W~~6,458,984 million and ~~W~~4,784,436 million). The Group’s top ten end-brand customers together accounted for 76% of sales for the nine-month period ended September 30, 2018 (the nine-month period ended September 30, 2017: 80%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2018			December 31, 2017
(In millions of won) Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,732,740	822,341	12,487,111	731,373
Foreign
China		3,954,825	12,810	2,929,739	17,244
Others		1,445,689	156,875	785,110	164,204

Sub total		5,400,514	169,685	3,714,849	181,448

Total	~~W~~	20,133,254	992,026	16,201,960	912,821

(c)	Revenue by product and services

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2018		2017	2018	2017
Televisions	~~W~~	2,470,289	2,828,842	7,215,558	8,871,495
Desktop monitors		1,132,831	1,144,986	3,051,733	3,355,549
Tablet products		461,422	630,351	1,349,134	1,702,224
Notebook computers		733,088	513,477	1,952,219	1,627,822
Mobile and others		1,304,733	1,855,439	3,820,131	5,107,053

	~~W~~	6,102,363	6,973,095	17,388,775	20,664,143

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Changes in inventories	~~W~~	(157,096)	(320,648)	(237,320)	(376,247)
Purchases of raw materials, merchandise and others		3,172,444	3,730,920	8,982,723	10,131,999
Depreciation and amortization		880,427	834,107	2,699,538	2,329,103
Outsourcing fees		194,441	205,591	576,214	559,830
Labor costs		825,119	789,156	2,517,311	2,318,758
Supplies and others		238,035	334,926	731,288	887,204
Utility		240,126	235,905	672,443	636,247
Fees and commissions		181,962	170,389	551,289	507,608
Shipping costs		60,771	60,732	174,074	183,161
Advertising		33,927	51,400	72,455	140,858
Warranty expenses		62,614	37,858	154,676	164,110
Taxes and dues		27,713	18,199	94,342	69,059
Travel		26,626	23,543	78,796	65,274
Others		177,692	222,625	557,134	655,465

	~~W~~	5,964,801	6,394,703	17,624,963	18,272,429

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	87,314	78,565	267,906	237,005
Expenses related to defined benefit plans		7,543	6,826	22,605	20,627
Other employee benefits		22,892	25,825	69,612	70,832
Shipping costs		50,189	50,956	144,855	157,296
Fees and commissions		62,223	49,501	162,058	144,775
Depreciation		45,966	34,971	126,790	103,670
Taxes and dues		14,041	7,314	51,936	35,445
Advertising		33,927	51,400	72,455	140,858
Warranty expenses		62,614	37,858	154,676	164,110
Rent		6,653	6,384	19,843	20,243
Insurance		2,833	3,131	8,710	9,365
Travel		6,248	7,047	17,971	20,704
Training		3,164	5,003	9,717	13,459
Others		14,861	18,661	46,558	51,189

	~~W~~	420,468	383,442	1,175,692	1,189,578

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Salaries and wages	~~W~~	695,482	651,558	2,119,641	1,920,447
Other employee benefits		124,623	119,113	383,781	346,674
Contributions to National Pension plan		19,336	18,572	56,816	54,324
Expenses related to defined benefit plan		51,556	49,632	155,228	148,679

	~~W~~	890,997	838,875	2,715,466	2,470,124

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency gain	~~W~~	214,298	223,696	804,181	744,635
Gain on disposal of property, plant and equipment		794	907	5,125	14,259
Gain on disposal of intangible assets		—	—	239	308
Reversal of impairment loss on intangible assets		—	—	26	—
Rental income		1,995	612	2,581	1,490
Others		1,060	1,585	4,046	6,590

	~~W~~	218,147	226,800	816,198	767,282

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency loss	~~W~~	246,908	198,270	867,377	848,464
Loss on disposal of property, plant and equipment		1,017	3,970	13,362	9,340
Impairment loss on property, plant and equipment		—	—	25,715	—
Loss on disposal of intangible assets		—	9	—	9
Impairment loss on intangible assets		61	40	353	1,717
Donations		202	2,301	3,275	12,753
Others		1,229	1,281	7,123	1,609

	~~W~~	249,417	205,871	917,205	873,892

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2018		2017	2018	2017
Finance income
Interest income	~~W~~	16,736	16,953	56,303	41,246
Foreign currency gain		28,936	18,462	143,138	119,232
Gain on transaction of derivatives		249	—	363	3,106
Gain on valuation of derivatives		2,500	337	2,500	592

	~~W~~	48,421	35,752	202,304	164,176

Finance costs
Interest expense	~~W~~	18,222	23,342	62,510	70,628
Foreign currency loss		18,664	21,860	162,846	73,074
Loss on disposal of investments in equity accounted investees		183	—	183	42,023
Loss on impairment of investments in equity accounted investees		—	—	—	4,234
Loss on impairment of available-for-sale financial assets		—	—	—	1,298
Loss on sale of trade accounts and notes receivable		3,709	272	5,445	421
Loss on transaction of derivatives		5	150	48	361
Loss on valuation of derivatives		7,239	—	7,740	—
Other		1,155	330	2,732	922

	~~W~~	49,177	45,954	241,504	192,961

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Foreign currency translation differences for foreign operations	~~W~~	(186,146)	109,892	(46,214)	(895)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(186,146)	109,892	(46,214)	(895)

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Current tax expense	~~W~~	77,972	188,966	170,145	502,952
Deferred tax expense (benefit)		14,783	(67,487)	(163,660)	(107,699)

Income tax expense	~~W~~	92,755	121,479	6,485	395,253

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2018 and December 31, 2017 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2018		December, 31, 2017	September 30, 2018	December, 31, 2017	September 30, 2018	December, 31, 2017
Other accounts receivable, net	~~W~~	—	—	(463)	(1,441)	(463)	(1,441)
Inventories, net		45,942	34,550	—	—	45,942	34,550
Defined benefit liabilities, net		48,315	2,375	—	—	48,315	2,375
Investments in subsidiaries and associates		22,366	29,061	—	—	22,366	29,061
Accrued expenses		164,112	183,903	—	—	164,112	183,903
Property, plant and equipment		435,053	409,928	—	—	435,053	409,928
Intangible assets		3,372	3,457	(15,122)	(24,646)	(11,750)	(21,189)
Provisions		30,141	27,018	—	—	30,141	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		23,491	27,562	—	—	23,491	27,562
Tax loss carryforwards		100,839	—	—	—	100,839	—
Tax credit carryforwards		271,200	268,926	—	—	271,200	268,926

Deferred tax assets (liabilities)	~~W~~	1,144,844	986,793	(15,585)	(26,087)	1,129,259	960,706

23.	Income Taxes, Continued

Statutory tax rate applicable to the Controlling Company was 24.2% for the year ended December 31, 2017. During the year ended December 31 2017, certain amendments to corporate income tax rules in the Republic of Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of September 30, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

Meanwhile, effective tax rate for the nine-month period ended September 30, 2018 differs from statutory tax rate primarily due to change of the probability of utilizing deferred tax assets including tax credit carryforwards.

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In won and number of shares)	2018		2017	2018	2017
Profit (loss) attributable to owners of the Controlling Company	~~W~~	3,420,651,372	441,981,942,670	(353,418,396,893)	1,765,772,319,875
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	10	1,235	(988)	4,935

For the three-month and nine-month periods ended September 30, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2018 and 2017 are not calculated since there was no potential common stock.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	739	1,434	5,565	107	3	199	1,178,372
Trade accounts and notes receivable	2,700	4	724	—	—	—	—
Non-trade receivable	11	937	90	4	3	—	16,535
Other assets denominated in foreign currencies	89	344	6,954	6	26	25	2,740
Trade accounts and notes payable	(815)	(14,265)	(2,814)	—	(1)	—	(404,938)
Other accounts payable	(426)	(18,640)	(3,555)	(5)	(3)	(3)	(651,748)
Borrowings	(2,045)	—	(1,953)	—	—	—	—

Aggregate notional amounts in financial position	253	(30,186)	5,011	112	28	221	140,961

Currency swap contracts	200	—	—	—	—	—	—

Net exposure	453	(30,186)	5,011	112	28	221	140,961

	December 31, 2017
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

25.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2018 and 2017 and the exchange rates at September 30, 2018 and December 31, 2017 are as follows:

	Average rate			Reporting date spot rate
(In won)	2018		2017	September 30, 2018		December 31, 2017
USD	~~W~~	1,090.96	1,138.67	~~W~~	1,112.70	1,071.40
JPY		9.95	10.18		9.81	9.49
CNY		167.56	167.49		161.78	163.65
TWD		36.48	37.28		36.49	35.92
EUR		1,302.36	1,267.31		1,294.57	1,279.25
PLN		306.68	297.15		303.13	306.07
VND		0.0476	0.0501		0.0477	0.0472

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2018 and December 31, 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2018			December 31, 2017
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(558)	68,041	50,040	91,238
JPY (5 percent weakening)		(11,122)	(9,722)	(10,294)	(9,141)
CNY (5 percent weakening)		40,545	—	13,212	(6,396)
TWD (5 percent weakening)		205	—	23	1
EUR (5 percent weakening)		1,796	158	16	594
PLN (5 percent weakening)		3,393	(146)	2,515	(120)
VND (5 percent weakening)		244	244	(4,445)	—

A stronger won against the above currencies as of September 30, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2018 and December 31, 2017 is as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	2,838,799	3,360,800
Financial liabilities		(4,621,970)	(2,962,671)

	~~W~~	(1,783,171)	398,129

Variable rate instruments
Financial liabilities	~~W~~	(3,091,415)	(2,640,447)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2018 and December 31, 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2018
Variable rate instruments(*)	~~W~~	(19,875)	19,875	(19,875)	19,875
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2018 and December 31, 2017 are as follows:

i)	As of September 30, 2018

(In millions of won)	September 30, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,760,240
Deposits in banks		78,411
Trade accounts and notes receivable		3,301,596
Non-trade receivable		73,013
Accrued income		9,077
Deposits		33,335
Short-term loans		12,609
Long-term loans		55,435

	~~W~~	6,323,716

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,552
Derivatives		2,682

	~~W~~	4,234

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	159

	~~W~~	6,328,109

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable		4,325,120
Non-trade receivable		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2018.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank borrowings	~~W~~	373,001	380,609	380,609	—	—	—	—
Unsecured bank borrowings		5,219,836	5,608,863	964,923	482,629	693,905	3,020,506	446,900
Unsecured bond issues		2,120,548	2,291,821	141,311	283,570	597,137	1,128,558	141,245
Trade accounts and notes payable		3,176,696	3,176,696	3,176,696	—	—	—	—
Other accounts payable		3,146,185	3,146,185	3,146,185	—	—	—	—
Long-term other accounts payable		29	29	—	—	29	—	—
Security deposits		8,440	8,440	85	85	8,270	—	—
Derivative financial liabilities
Derivatives	~~W~~	7,080	(13,052)	(1,100)	(1,488)	(3,608)	(6,856)	—

	~~W~~	14,051,815	14,599,591	7,808,709	764,796	1,295,733	4,142,208	588,145

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2018		December 31, 2017
Total liabilities	~~W~~	17,427,548	14,178,177
Total equity		14,692,079	14,981,510
Cash and deposits in banks (*1)		2,838,640	3,360,638
Borrowings (including bonds)		7,713,385	5,603,118
Total liabilities to equity ratio		119%	95%
Net borrowings to equity ratio (*2)		33%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Instruments

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

i)	As of September 30, 2018

	September 30, 2018
(In millions of won)	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,760,240	(*	)
Deposits in banks		78,411	(*	)
Trade accounts and notes receivable		3,301,596	(*	)
Non-trade receivable		73,013	(*	)
Accrued income		9,077	(*	)
Deposits		33,335	(*	)
Short-term loans		12,609	(*	)
Long-term loans		55,435	(*	)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	5,500	5,500
Convertible bonds		1,552	1,552
Derivatives		2,682	2,682
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	159	159
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	7,080	7,080
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	373,001	373,001
Unsecured bank borrowings		5,219,836	5,230,491
Unsecured bond issues		2,120,548	2,144,526
Trade accounts and notes payable		3,176,696	(*	)
Other accounts payable		3,146,185	3,146,185
Long-term other accounts payable		29	(*	)
Security deposits		8,440	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

	December 31, 2017
(In millions of won)	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(*	)
Deposits in banks		758,089	(*	)
Trade accounts and notes receivable		4,325,120	(*	)
Non-trade receivable		150,554	(*	)
Accrued income		14,273	(*	)
Deposits		30,378	(*	)
Short-term loans		16,766	(*	)
Long-term loans		32,408	(*	)
Long-term non-trade receivable		8,738	(*	)
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	642,172	642,172
Unsecured bank borrowings		2,950,184	2,955,399
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,875,090	(*	)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
September 30, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	5,500	5,500
Convertible bonds		—	—	1,552	1,552
Derivatives		—	—	2,682	2,682
Financial asset at fair value through other comprehensive income
Debt instrument	~~W~~	159	—	—	159
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	7,080	7,080

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	373,001	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	5,230,491	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,144,526	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,146,185	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Borrowings, bonds and others	1.70~3.67%	1.57~2.92%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2018 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2018		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	September 30, 2018
Short-term borrowings	~~W~~	—	(266)	—	266	—	—
Current portion of long-term borrowings and bonds		1,452,926	(1,015,802)	1,564,659	46,605	366	2,048,754
Long-term borrowings		2,644,189	2,532,019	(1,304,974)	47,659	—	3,918,893
Bonds		1,506,003	498,170	(259,685)	—	1,250	1,745,738

	~~W~~	5,603,118	2,014,121	—	94,530	1,616	7,713,385

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2018 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	—	585	5,446	—	245
AVATEC Co., Ltd.		—	—	—	—	16,650	243
Paju Electric Glass Co., Ltd.		—	—	90,642	—	—	1,503
WooRee E&L Co., Ltd.		—	—	3	—	—	45
YAS Co., Ltd.		—	—	1,011	102,340	—	667
LB Gemini New Growth Fund No. 16		—	—	—	—	—	—

	~~W~~	—	—	92,241	107,786	16,650	2,703

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	224,579		5,387	176,237	—	25,054
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	27,537	—	—	—	—	15
LG Electronics Vietnam Haiphong Co., Ltd.		49,740	—	—	—	—	3,070

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	47,520	—	—	94	—	70
LG Electronics RUS, LLC		29,226	—	—	—	—	1,438
LG Electronics do Brasil Ltda.		30,401	—	—	—	—	113
LG Innotek Co., Ltd.		7,696	—	33,546	—	—	6,640
Qingdao LG Inspur Digital Communication Co., Ltd.		12,162	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,914	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		39,938	—	—	—	—	107
LG Electronics Mlawa Sp. z o.o.		133,918	—	—	—	—	212
LG Hitachi Water Solutions Co., Ltd.		—	—	—	68,422	—	987
LG Electronics Reynosa, S.A. DE C.V.		300,482	—	—	—	—	332
HiEntech Co., Ltd.		—	—	—	1,444	—	6,936
HiEntech (Tianjin) Co., Ltd.		—	—	—	61,557	—	4,249
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	159	11,846	—	2
LG Electronics Almaty Kazakhstan		501	—	—	—	—	14
LG Electronics Egypt S.A.E.		275	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		1,369	—	—	—	—	8
LG Electronics Taiwan Taipei Co., Ltd.		1,742	—	—	—	—	65
Others		1,856	—	17	—	—	2,863

	~~W~~	729,277	—	33,722	143,363	—	27,121

	~~W~~	953,856	—	131,350	427,386	16,650	54,878

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,354	27,320	—	523
AVATEC Co., Ltd.		—	530	—	—	51,729	466
Paju Electric Glass Co., Ltd.		—	4,172	274,440	—	—	3,346
WooRee E&L Co., Ltd.		—	—	41	—	—	131
YAS Co., Ltd.		—	—	3,192	119,892	—	2,183
LB Gemini New Growth Fund No. 16		—	540	—	—	—	—

	~~W~~	—	5,272	279,027	147,212	51,729	6,649

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	924,915	—	28,927	733,261	—	73,722
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	51,311	—	—	—	—	41
LG Electronics Vietnam Haiphong Co., Ltd.		119,976	—	—	1,415	—	3,075
LG Electronics Nanjing New Technology Co., Ltd.		169,104	—	—	112	—	1,416
LG Electronics RUS, LLC		68,606	—	—	—	—	2,537
LG Electronics do Brasil Ltda.		155,100	—	—	—	—	277

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Innotek Co., Ltd.	~~W~~	24,744	—	106,184	—	—	34,692
Qingdao LG Inspur Digital Communication Co., Ltd.		32,248	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		119,960	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		140,151	—	—	—	—	172
LG Electronics Mlawa Sp. z o.o.		495,955	—	—	—	—	526
LG Hitachi Water Solutions Co., Ltd.		—	—	—	274,206	—	7,248
LG Electronics Reynosa, S.A. DE C.V.		793,912	—	—	—	—	1,628
HiEntech Co., Ltd.		—	—	—	7,806	—	21,802
HiEntech (Tianjin) Co., Ltd.		—	—	—	74,717	—	18,786
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	287	13,756	—	19,311
LG Electronics Almaty Kazakhstan		3,708	—	—	—	—	35
LG Electronics Egypt S.A.E.		15,156	—	—	—	—	16
LG Electronics S.A. (Pty) Ltd.		5,804	—	—	—	—	14
LG Electronics Taiwan Taipei Co., Ltd.		8,480	—	—	—	—	257
Others		2,646	—	26	1	—	6,589

	~~W~~	2,206,861	—	106,497	372,013	—	118,422

	~~W~~	3,131,776	5,272	414,451	1,252,486	51,729	198,793

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	—	691	2,188	—	24
AVATEC Co., Ltd.		—	—	—	—	24,685	40
Paju Electric Glass Co., Ltd.		—	—	94,966	—	—	1,025
WooRee E&L Co., Ltd.		—	—	—	—	—	22
YAS Co., Ltd.		—	—	1,141	20,059	—	650

	~~W~~	—	—	96,798	22,247	24,685	1,761

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	325,287	—	12,627	176,092	—	26,041

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	25,127	—	—	—	—	22
LG Electronics Vietnam Haiphong Co., Ltd.		50,073	—	—	—	—	29

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	82,025	—	—	47	—	19
LG Electronics RUS, LLC		27,693	—	—	—	—	279
LG Electronics do Brasil Ltda.		54,085	—	—	—	—	131
LG Innotek Co., Ltd.		4,406	—	52,007	—	—	470
Qingdao LG Inspur Digital Communication Co., Ltd.		22,170	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		53,016	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		99,798	—	—	—	—	106
LG Electronics Mlawa Sp. z o.o.		131,698	—	—	—	—	358
LG Electronics Taiwan Taipei Co., Ltd.		3,134	—	—	—	—	75
LG Hitachi Water Solutions Co., Ltd.		—	—	—	78,854	—	—
LG Electronics Reynosa, S.A. DE C.V.		344,094	—	—	—	—	551
LG Electronics Almaty Kazakhstan		3,363	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	3,261	—	7,320
HiEntech (Tianjin) Co., Ltd.		—	—	—	4,432	—	2,276
LG Electronics S.A. (Pty) Ltd.		2,227	—	—	—	—	4
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	2	24	—	121
Hi M Solutek		—	—	1	—	—	413
Others		840	—	—	14	—	1,583

	~~W~~	903,749	—	52,010	86,632	—	13,757

	~~W~~	1,229,036	—	161,435	284,971	24,685	41,559

27.	Related Parties and Others, Continued

(In millions of won)

	For the nine-month period ended September 30, 2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		10	—	1,304	49,576	—	175
AVATEC Co., Ltd.		—	530	—	—	65,899	538
Paju Electric Glass Co., Ltd.		—	8,109	289,760	—	—	3,218
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation(*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	110
YAS Co., Ltd.		—	—	2,871	64,337	—	2,132

	~~W~~	15,823	8,639	294,214	135,640	65,903	6,444

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,179,201	—	28,583	672,789	—	86,303

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	63,346	—	—	—	—	75
LG Electronics Vietnam Haiphong Co., Ltd.		149,796	—	—	4,799	—	167
LG Electronics Nanjing New Technology Co., Ltd.		231,352	—	—	89	—	390

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	71,976	—	—	—	—	730
LG Electronics do Brasil Ltda.		174,348	—	—	—	—	364
LG Innotek Co., Ltd.		10,919	—	147,955	—	—	4,445
Qingdao LG Inspur Digital Communication Co., Ltd.		56,855	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		175,352	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		263,418	—	—	—	—	175
LG Electronics Mlawa Sp. z o.o.		624,133	—	—	—	—	798
LG Electronics Taiwan Taipei Co., Ltd.		10,187	—	—	—	—	114
LG Hitachi Water Solutions Co., Ltd.		—	—	—	156,163	—	1,531
LG Electronics Reynosa, S.A. DE C.V.		938,543	—	—	—	—	1,391
LG Electronics Almaty Kazakhstan		10,642	—	—	—	—	12
HiEntech Co., Ltd.		—	—	—	5,061	—	26,146
HiEntech (Tianjin) Co., Ltd.		—	—	—	13,509	—	12,735
LG Electronics S.A. (Pty) Ltd.		11,760	—	—	—	—	18
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	254	3,700	—	1,207
Hi M Solutek		—	—	3	—	—	1,943
Others		866	—	—	14	—	3,025

	~~W~~	2,793,493	—	148,212	183,335	—	55,266

	~~W~~	3,988,517	8,639	471,009	991,764	65,903	148,013

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable as of September 30, 2018 and December 31, 2017 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017
Associates
INVENIA Co., Ltd.	~~W~~	2,000	2,375	8,665	18,662
AVATEC Co., Ltd.		—	—	4,870	2,949
Paju Electric Glass Co., Ltd.		—	—	61,707	60,141
WooRee E&L Co., Ltd.		—	—	53	61
YAS Co., Ltd.		—	375	101,479	6,474

	~~W~~	2,000	2,750	176,774	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	175,500	550,335	181,600	257,071

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	17,429	3,030	3	—
LG Electronics Vietnam Haiphong Co., Ltd.		34,176	36,017	124	3,917
LG Electronics Nanjing New Technology Co., Ltd.		32,227	46,373	101	699
LG Electronics RUS, LLC		20,191	25,102	340	80
LG Electronics do Brasil Ltda.		18,744	19,091	8	10

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017
LG Innotek Co., Ltd.	~~W~~	2,872	407	26,529	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		6,052	13,061	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		47,220	55,278	—	—
LG Electronics Mexicali, S.A. DE C.V.		17,837	29,440	—	—
LG Electronics Mlawa Sp. z o.o.		56,445	136,874	31	25
LG Hitachi Water Solutions Co., Ltd.		—	—	111,928	154,864
LG Electronics Reynosa, S.A. DE C.V.		138,862	137,413	29	82
HiEntech Co., Ltd.		—	—	7,333	6,679
HiEntech (Tianjin) Co., Ltd.		—	—	31,841	5,600
LG Electronics Egypt S.A.E.		2,787	—	—	1
Others		3,234	7,618	15,878	1,714

	~~W~~	398,076	509,704	194,145	236,346

	~~W~~	575,576	1,062,789	552,519	581,704

27.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	375	—	333
YAS Co., Ltd.		—	375	—	333

	~~W~~	—	750	—	666

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2018 and 2017 and as of September 30, 2018 and December 31, 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2018			For the nine-month period ended September 30, 2018		September 30, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~	70	328,388	1,634	904,594	245	218,618
LG Household & Health Care and its subsidiaries		1	90	1	115	—	87
LG Hausys Ltd		1	—	1,111	1	—	—
Serveone and its subsidiaries		97	465,055	305	1,462,429	21,307	559,867
Silicon Works Co., Ltd		—	195,615	—	499,456	—	197,320
LG CNS Co., Ltd. and its subsidiaries		—	48,835	—	134,800	1	41,472
LG Holdings Japan Co., Ltd.		—	463	—	1,375	1,973	—
LG International Corp. and its subsidiaries(*)		171,456	98,477	559,214	418,950	149,001	190,630
LG Management Development Institute		—	2,366	—	7,484	3,480	470
G2R Inc. and its subsidiaries		—	2,015	—	42,227	—	2,337
LG Corp.		—	13,634	—	39,003	11,401	5,583
LG Uplus Corp.		—	555	21	1,175	—	216

	~~W~~	171,625	1,155,493	562,286	3,511,609	187,408	1,216,600

27.	Related Parties and Others, Continued

(*)

For transactions which LG International and its subsidiaries act as an agent of the Group and receive commission revenue from the Group, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the three-month and nine-month periods ended September 30, 2018 amount to ~~W~~184,489 million and ~~W~~598,971 million, respectively, and gross purchase and others for the three-month and nine-month periods ended September 30, 2018 amount to ~~W~~462,475 million and ~~W~~1,138,240 million, respectively.

	For the three-month period ended September 30, 2017			For the nine-month period ended September 30, 2017		December 31, 2017
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~	8,243	345,458	8,255	995,398	8,684	246,491
LG Household & Health Care and its subsidiaries		—	31	—	126	—	3
LG Hausys Ltd		419	3	1,255	47	—	374
Serveone and its subsidiaries		97	493,645	346	1,284,524	21,568	645,847
Silicon Works Co., Ltd		—	163,019	—	448,486	—	120,031
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		—	—	10	—	—	—
LG CNS Co., Ltd. and its subsidiaries		184	75,748	323	161,533	4	115,899
LG Holdings Japan Co., Ltd.		—	471	—	1,407	1,908	—
LG International Corp. and its subsidiaries		185,882	500,637	547,258	1,382,661	112,200	230,179
LG Management Development Institute		—	3,237	—	7,619	3,480	699
G2R Inc. and its subsidiaries		—	4,235	—	11,811	—	14,785
LG Corp.		—	15,804	—	46,762	4,700	1,523
Lusem Co., Ltd.(*)		2	10	10	641	1	53
LG Uplus Corp.		54	137	152	457	—	1,506

	~~W~~	194,881	1,602,435	557,609	4,341,472	152,545	1,377,390

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2018		2017	2018	2017
Short-term benefits	~~W~~	918	858	2,734	2,866
Expenses related to the defined benefit plan		103	95	690	392

	~~W~~	1,021	953	3,424	3,258

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2018, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and nine-month periods ended September 30, 2018 and 2017, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 22, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2018

This report is effective as of November 9, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 24	~~W~~	826,619	566,408
Deposits in banks	4, 24		77,200	580,770
Trade accounts and notes receivable, net	5, 14, 24, 26		3,684,471	4,673,570
Other accounts receivable, net	5, 24		238,082	687,109
Other current financial assets	6, 24		15,206	13,499
Inventories	7		1,940,845	1,682,245
Other current assets	5		211,023	177,473

Total current assets			6,993,446	8,381,074

Deposits in banks	4, 24		11	11
Investments	8		3,995,757	2,683,941
Other non-current accounts receivable, net	5, 24		15,513	15,115
Other non-current financial assets	6, 24		73,837	49,657
Property, plant and equipment, net	9		14,732,617	12,487,001
Intangible assets, net	10		822,341	731,373
Deferred tax assets	22		852,515	727,248
Other non-current assets	5		321,956	333,995

Total non-current assets			20,814,547	17,028,341

Total assets		~~W~~	27,807,993	25,409,415

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	3,510,947	2,391,493
Current financial liabilities	11, 24		1,408,487	1,060,735
Other accounts payable	24		2,155,584	2,701,823
Accrued expenses			689,349	755,062
Income tax payable			107,536	235,593
Provisions	13		89,459	73,685
Advances received	14		633,398	142,700
Other current liabilities	13		31,772	33,514

Total current liabilities			8,626,532	7,394,605

Non-current financial liabilities	11, 24		4,414,038	3,165,413
Non-current provisions	13		28,095	28,312
Defined benefit liabilities, net	12		258,225	94,535
Long-term advances received	14		1,227,995	830,335
Other non-current liabilities	13		88,323	66,956

Total non-current liabilities			6,016,676	4,185,551

Total liabilities			14,643,208	11,580,156

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,124,593	9,789,067

Total equity			13,164,785	13,829,259

Total liabilities and equity		~~W~~	27,807,993	25,409,415

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2018		2017	2018		2017
Revenue	16, 26	~~W~~	5,661,046	6,594,290	~~W~~	15,850,273	19,160,088
Cost of sales	7, 17, 26		(4,941,650)	(5,725,300)		(14,740,881)	(15,872,104)

Gross profit			719,396	868,990		1,109,392	3,287,984

Selling expenses	18		(140,644)	(132,116)		(370,218)	(435,567)
Administrative expenses	18		(132,797)	(118,676)		(383,714)	(351,676)
Research and development expenses			(325,002)	(281,501)		(897,196)	(868,803)

Operating profit (loss)			120,953	336,697		(541,736)	1,631,938

Finance income	21		13,564	21,710		121,121	112,861
Finance costs	21		(14,029)	(21,712)		(70,218)	(83,180)
Other non-operating income	20		61,929	115,957		424,721	502,681
Other non-operating expenses	20		(61,178)	(102,181)		(448,101)	(617,011)

Profit (loss) before income tax			121,239	350,471		(514,213)	1,547,289
Income tax expense (benefit)	22		97,966	69,130		(39,883)	273,981

Profit (loss) for the period			23,273	281,341		(474,330)	1,273,308

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,737)	(3,639)		(16,129)	(11,963)
Related income tax	12		1,267	881		4,893	2,895

Other comprehensive loss for the period, net of income tax			(3,470)	(2,758)		(11,236)	(9,068)

Total comprehensive income (loss) for the period		~~W~~	19,803	278,583	~~W~~	(485,566)	1,264,240

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	23	~~W~~	65	786	~~W~~	(1,326)	3,559

Diluted earnings (loss) per share	23	~~W~~	65	786	~~W~~	(1,326)	3,559

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	12,235,447

Total comprehensive income for the period
Profit for the period		—	—	1,273,308	1,273,308

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,068)	(9,068)

Total other comprehensive loss		—	—	(9,068)	(9,068)

Total comprehensive income for the period	~~W~~	—	—	1,264,240	1,264,240

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at September 30, 2017	~~W~~	1,789,079	2,251,113	9,280,587	13,320,779

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(474,330)	(474,330)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(11,236)	(11,236)

Total other comprehensive loss		—	—	(11,236)	(11,236)

Total comprehensive loss for the period	~~W~~	—	—	(485,566)	(485,566)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at September 30, 2018	~~W~~	1,789,079	2,251,113	9,124,593	13,164,785

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(474,330)	1,273,308
Adjustments for:
Income tax expense (benefit)	22		(39,883)	273,981
Depreciation	17		1,486,308	1,259,107
Amortization of intangible assets	17		300,008	292,144
Gain on foreign currency translation			(40,060)	(85,878)
Loss on foreign currency translation			91,399	55,743
Expenses related to defined benefit plans	12		154,052	147,640
Gain on disposal of property, plant and equipment			(33,788)	(50,733)
Loss on disposal of property, plant and equipment			7,375	4,628
Impairment loss on disposal of property, plant and equipment			25,715	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	9
Impairment loss on intangible assets			353	1,717
Reversal of impairment loss on intangible assets			(26)	—
Warranty expenses			135,395	140,923
Finance income			(116,813)	(89,249)
Finance costs			65,529	69,281
Other income			(3,269)	(16,884)
Other expenses			612	1,841

			2,032,668	2,003,962

Changes in
Trade accounts and notes receivable			887,513	(89,765)
Other accounts receivable			51,381	8,870
Inventories			(345,548)	(164,507)
Other current assets			17,190	(44,036)
Other non-current assets			(43,718)	(103,977)
Trade accounts and notes payable			1,152,050	55,915
Other accounts payable			(166,994)	4,361
Accrued expenses			(70,563)	17,622
Provisions			(129,627)	(107,179)
Other current liabilities			119,686	6,372
Defined benefit liabilities, net			(6,491)	(5,447)
Long-term advances received			829,088	1,020,470
Other non-current liabilities			20,267	5,113

			2,314,234	603,812

Cash generated from operating activities			3,872,572	3,881,082
Income taxes paid			(228,055)	(197,373)
Interests received			17,740	18,176
Interests paid			(103,761)	(68,601)

Net cash provided by operating activities		~~W~~	3,558,496	3,633,284

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	24,136	316,469
Increase in deposits in banks			(272,680)	(1,229,495)
Proceeds from withdrawal of deposits in banks			775,895	1,272,002
Acquisition of available-for-sale financial assets			—	(7)
Acquisition of financial asset at fair value through profit or loss			(285)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments			(562,662)	(177,643)
Proceeds from disposal of investments			2,382	6,697
Acquisition of property, plant and equipment			(4,410,924)	(3,408,598)
Proceeds from disposal of property, plant and equipment			192,098	152,123
Acquisition of intangible assets			(398,107)	(329,051)
Proceeds from disposal of intangible assets			960	874
Government grants received			1,210	1,505
Receipt from settlement of derivatives			314	2,745
Proceeds from collection of short-term loans			6,847	693
Increase in short-term loans			(5,000)	—
Increase in long-term loans			(31,180)	(300)
Increase in deposits			(349)	(1,378)
Decrease in deposits			364	1,161
Proceeds from disposal of emission rights			10,200	—

Net cash used in investing activities			(4,666,775)	(3,392,203)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			109,446	—
Repayments of short-term borrowings			(109,712)	(113,209)
Proceeds from issuance of debentures			498,170	298,780
Proceeds from long-term borrowings			1,774,180	400,000
Repayments of current portion of long-term borrowings and bonds			(726,014)	(364,601)
Payment guarantee fee received			1,328	—
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			1,368,490	42,062

Net increase in cash and cash equivalents			260,211	283,143
Cash and cash equivalents at January 1			566,408	259,467

Cash and cash equivalents at September 30		~~W~~	826,619	542,610

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2018, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2018, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2018, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2018, there are 19,660,196 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2017.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

K-IFRS No. 1109, K-IFRS No. 1115, and K-IFRS No. 2122 have been applied in the condensed separate interim financial statements as of and for the nine-month period ended September 30, 2018. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”) and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

During the nine-month period ended September 30, 2018, based on the review of the past accumulated usage information that became available, the Company management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~90,955 million as of December 31, 2017. Based on the results of the reassessment, the Company changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Company also changed the classification of Mask and Mold to property, plant and equipment.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109,            K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2017, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the amended accounting standards explained below. The changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2018.

(a)	Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

i) Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of K-IFRS No. 1109 on the classification and measurement of financial assets is set out below.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	566,408	566,408	—
Deposits	Loans and receivables	Amortized cost		580,781	580,781	—
Trade receivables	Loans and receivables	Amortized cost		4,673,570	4,673,570	—
Other receivables	Loans and receivables	Amortized cost		702,224	702,224	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		2,697	2,697	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		57,903	57,903	—

Total financial assets			~~W~~	6,586,139	6,586,139	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

ii) Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

iii) Hedge Accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed separate interim financial statement of the Company resulting from the application of the requirements in K-IFRS No. 1109.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Company has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. The impact on its condensed separate interim financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers to return their products according to the contracts. For the year-ended December 31, 2017, the Company recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under K-IFRS No. 1115, the Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The effect of the application of K-IFRS No. 1115 on the Company’s separate interim statement of financial position as of September 30, 2018 is as follows. There is no impact on the condensed separate interim statement of comprehensive income and the cash flows for the nine-month period ended September 30, 2018.

(In millions of won)
Categories	Adoption of K-IFRS No. 1115		Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~	211,023	(4,834)	206,189
Current Liabilities
Provisions	~~W~~	89,459	(4,834)	84,625

(iii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the condensed separate interim financial statements of the Company.

(b)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the following new standard in preparing these condensed separate interim financial statements.

(i)	K-IFRS No. 1116, Leases

The Company plans to adopt K-IFRS No. 1116, Leases, in its separate financial statements for annual period beginning on January 1, 2019, assess the financial impact of the adoption of K-IFRS No. 1116 and disclose the results in its separate financial statements for the year ending December 31, 2018. As of September 30, 2018, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2017, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	826,619	566,408
Deposits in banks
Time deposits	~~W~~	3,118	507,930
Restricted cash(*)		74,082	72,840

	~~W~~	77,200	580,770

Non-current assets
Deposits in banks
Restricted cash(*)	~~W~~	11	11

	~~W~~	903,830	1,147,189

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Trade, net	~~W~~	332,354	355,332
Due from related parties		3,352,117	4,318,238

	~~W~~	3,684,471	4,673,570

(b)	Other accounts receivable as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	235,185	678,454
Accrued income		2,897	8,655

	~~W~~	238,082	687,109

Non-current assets
Long-term non-trade receivable		15,513	15,115

	~~W~~	253,595	702,224

Due from related parties included in other accounts receivable, as of September 30, 2018 and December 31, 2017 are ~~W~~195,018 million and ~~W~~567,996 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Trade accounts and notes receivable	Other accounts receivable(*)
Not past due	~~W~~	3,680,734	246,343	(8)	(242)
Past due 1-15 days		60	6,107	—	(60)
Past due 16-30 days		3,680	533	—	—
Past due 31-60 days		5	539	—	(3)
Past due more than 60 days		—	779	—	(401)

	~~W~~	3,684,479	254,301	(8)	(706)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

5.	Receivables and Other Assets, Continued

	December 31, 2017
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Trade accounts and notes receivable	Other accounts receivable(*)
Not past due	~~W~~	4,673,660	701,952	(570)	(686)
Past due 1-15 days		341	482	—	(3)
Past due 16-30 days		135	53	—	(1)
Past due 31-60 days		—	207	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,674,140	703,316	(570)	(1,092)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	2018			2017
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	570	1,092	520	827
(Reversal of) bad debt expense		(562)	(386)	50	265

Balance at the reporting date	~~W~~	8	706	570	1,092

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	6,927	3,597
Prepaid expenses		149,135	76,129
Value added tax refundable		50,127	95,769
Emission rights		—	1,978
Right to recover returned goods(*)		4,834	—

	~~W~~	211,023	177,473

Non-current assets
Long-term prepaid expenses	~~W~~	321,956	333,995

(*)	As a result from the initial application of K-IFRS No. 1115, the Company recognized an asset for right to recover returned goods returned by the customer.

6.	Other Financial Assets

(a)	Other financial assets as of September 30, 2018 are as follows:

(In millions of won)	September 30, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*1)	~~W~~	2,500
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	97
Financial asset carried at amortized cost
Short-term loans	~~W~~	12,609

	~~W~~	15,206

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
Fineeva Co., Ltd.		285

	~~W~~	2,982

Convertible bonds	~~W~~	1,552
Derivatives(*2)		182

Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	62

Financial asset carried at amortized cost
Deposits	~~W~~	13,624
Long-term loans		55,435

	~~W~~	73,837

(*1)	Represents exchange rate swap contracts related to foreign currency denominated borrowings
(*2)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Short-term loans		13,493

	~~W~~	13,499

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968

	~~W~~	2,697

Deposits	~~W~~	13,638
Long-term loans		30,772
Derivatives(*)		842

	~~W~~	49,657

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of September 30, 2018 and December 31, 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Finished goods	~~W~~	493,152	491,330
Work-in-process		830,469	675,324
Raw materials		489,333	286,934
Supplies		127,891	228,657

	~~W~~	1,940,845	1,682,245

For the nine-month periods ended September 30, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	14,740,881	15,872,104
Including: inventory write-downs		235,218	225,390
Including: reversal and usage of inventory write-downs		(184,139)	(185,454)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2018			December 31, 2017
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	Manufacture Display Products	100%		329,978	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	Invest in venture business and obtain technologies	100%		1,400	—		—
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture Display products	69%		749,154	—		—
Money Market Trust(*4)	Seoul, South Korea	Money market trust	100%		395,401	100%		61,471

				~~W~~	3,877,995		~~W~~	2,580,911

8.	Investments, Continued

(*1)

For the nine-month period ended September 30, 2018, the Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)

For the nine-month period ended September 30, 2018, the Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Company has a 100% equity interest of this subsidiary.

(*3)

For the nine-month period ended September 30, 2018, the Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Company has a 69% equity interest of this subsidiary.

(*4)	For the nine-month period ended September 30, 2018, the Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of September 30, 2018 is ~~W~~395,401 million.

(b)	Investments in associates consist of the following:

(In millions of won)			September 30, 2018			December 31, 2017
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	14%		10,268
LB Gemini New Growth Fund No.16(*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		434	31%		434
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH	Bruchsal, Germany	Develop organic emitting materials for displays and lighting devices	14%		20,309	14%		20,309
Material Science Co., Ltd.(*2)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		4,000	—		—
Nanosys Inc.(*3)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		10,732	—		—

				~~W~~	117,762		~~W~~	103,030

8.	Investments, Continued

(*1)

The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of September 30, 2018.

(*2)

In March 2018, the Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of September 30, 2018, the Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

(*3)

In May 2018, the Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of September 30, 2018, the Company‘s ownership percentage in Nanosys Inc. is 4% and the Company has the right to appoint a director to the board of directors of the investee.

For the nine-month periods ended September 30, 2018 and 2017, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~95,553 million and ~~W~~18,718 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2018 and 2017, the Company purchased property, plant and equipment of ~~W4~~,318,561 million and ~~W~~3,709,525 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~82,092 million and 2.68%, and ~~W~~28,463 million and 1.87% for the nine-month periods ended September 30, 2018 and 2017, respectively. Also, for the nine-month periods ended September 30, 2018 and 2017, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~126,210 million and ~~W~~67,940 million, respectively, and recognized ~~W~~33,788 million and ~~W~~7,375 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2018 (gain and loss for the nine-month period ended September 30, 2017: ~~W~~50,733 million and ~~W~~4,628 million, respectively).

10.	Intangible Assets

(a)

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2018 and December 31, 2017, are ~~W~~399,909 million and ~~W~~296,760 million, respectively.

(b)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	1,403,708	1,058,985
Current portion of payment guarantee liabilities		4,779	1,750

	~~W~~	1,408,487	1,060,735

Non-current
Won denominated borrowings	~~W~~	2,300,770	1,251,258
Foreign currency denominated borrowings		344,937	401,775
Bonds		1,745,738	1,506,003
Payment guarantee liabilities		15,513	6,377
Derivatives(*)		7,080	—

	~~W~~	4,414,038	3,165,413

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.

(b)	Won denominated long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2018 (%)	September 30, 2018		December 31, 2017
Woori Bank	2.75	~~W~~	1,421	1,922
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74, 2.28~3.25		2,800,000	1,250,000
Less current portion of long-term borrowings			(700,651)	(200,664)

		~~W~~	2,300,770	1,251,258

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2018 (%)(*)	September 30, 2018		December 31, 2017
The Export-Import Bank of Korea and Others	3ML+0.86~1.70	~~W~~	673,184	755,337

Foreign currency equivalent			USD 605	USD 705
Less current portion of long-term borrowings			(328,247)	(353,562)

		~~W~~	344,937	401,775

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

(d)	Details of bonds issued and outstanding as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Maturity	Annual interest rate as of September 30, 2018 (%)	September 30, 2018		December 31, 2017
Won denominated bonds(*)
Publicly issued bonds	2018.11~ 2023.02	1.80~3.73	~~W~~	2,015,000	2,015,000
Privately placed bonds	2025.05~ 2033.05	3.25~4.25		110,000	—
Less discount on bonds				(4,452)	(4,238)
Less current portion				(374,810)	(504,759)

			~~W~~	1,745,738	1,506,003

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,674,938	1,560,525
Fair value of plan assets		(1,416,713)	(1,465,990)

	~~W~~	258,225	94,535

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Current service cost	~~W~~	51,108	48,615	153,326	145,846
Net interest cost		242	598	726	1,794

	~~W~~	51,350	49,213	154,052	147,640

(c)	Plan assets as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,416,713	1,465,990

As of September 30, 2018, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Remeasurements of net defined benefit liabilities	~~W~~	(4,737)	(3,639)	(16,129)	(11,963)
Tax effect		1,267	881	4,893	2,895

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,470)	(2,758)	(11,236)	(9,068)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2018 are as follows:

(In millions of won)	Litigations and claims		Warranties(*)	Others	Total
Balance at January 1, 2018	~~W~~	43	100,119	1,835	101,997
Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	135,395	(5,978)	129,417
Usage		—	(123,649)	—	(123,649)

Balance at September 30, 2018	~~W~~	43	111,865	5,646	117,554

Current	~~W~~	43	83,770	5,646	89,459
Non-current	~~W~~	—	28,095	—	28,095

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	27,349	23,948
Unearned revenues		4,253	9,566
Security deposits		170	—

	~~W~~	31,772	33,514

Non-current liabilities
Long-term accrued expenses	~~W~~	80,053	66,956
Security deposits		8,270	—

	~~W~~	88,323	66,956

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Company and LG Display Taiwan Co., Ltd. reached a settlement in principle with Argos in December 2017. The parties expect to execute a settlement agreement in 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at September 30, 2018.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,715 million (~~W~~1,908,281 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~579,588 million in connection with its domestic and export sales transactions and, as of September 30, 2018, ~~W~~72,039 million were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2018, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,381 million) with KEB Hana Bank, USD 80 million (~~W~~89,016 million) with Bank of China and USD 50 million (~~W~~55,635 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,200 million (~~W~~1,355,240 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,710,776 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,458 million) from Shinhan Bank for value added tax payments in Poland.

14.	Contingencies and Commitments, Continued

License agreements

As of September 30, 2018, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of September 30, 2018, in connection with long-term supply agreements with customers, the Company recognized USD 1,538 million (~~W~~1,710,776 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter.

The Company received payment guarantees amounting to USD 1,538 million (~~W~~1,710,776 million) from KEB Hana Bank and other various banks relating to advances received.

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of September 30, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to September 30, 2018.

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Sales of goods	~~W~~	5,650,848	6,582,101	15,818,884	19,117,997
Royalties		3,491	4,504	11,356	13,360
Others		6,707	7,685	20,033	28,731

	~~W~~	5,661,046	6,594,290	15,850,273	19,160,088

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Changes in inventories	~~W~~	(200,754)	(184,627)	(258,600)	(164,506)
Purchases of raw materials, merchandise and others		2,250,888	2,849,969	6,138,450	7,553,067
Depreciation and amortization		615,599	539,468	1,786,316	1,551,251
Outsourcing fees		1,383,154	1,483,811	4,292,740	4,049,078
Labor costs		667,704	647,908	2,041,913	1,914,120
Supplies and others		182,420	272,180	571,924	727,126
Utility		194,949	195,947	543,100	530,283
Fees and commissions		132,822	117,812	411,347	348,267
Shipping costs		25,557	33,221	76,077	89,463
Advertising		33,731	51,201	72,146	140,655
Warranty expenses		54,984	27,749	135,395	140,923
Travel		24,388	21,061	72,255	57,900
Taxes and dues		13,237	11,164	42,251	34,795
Others		163,798	196,156	510,440	576,883

	~~W~~	5,542,477	6,263,020	16,435,754	17,549,305

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Salaries and wages	~~W~~	59,913	53,152	185,484	159,191
Expenses related to defined benefit plans		7,339	6,480	21,431	19,592
Other employee benefits		10,897	12,523	33,546	38,084
Shipping costs		17,460	26,005	53,612	70,504
Fees and commissions		39,867	25,513	104,200	79,860
Depreciation		28,652	22,169	82,628	66,782
Taxes and dues		417	481	1,909	1,485
Advertising		33,731	51,201	72,146	140,655
Warranty expenses		54,984	27,749	135,395	140,923
Rent		2,636	2,484	7,952	7,491
Insurance		1,477	1,710	4,597	4,924
Travel		4,718	5,031	13,202	14,764
Training		2,515	4,450	8,072	11,808
Others		8,835	11,844	29,758	31,180

	~~W~~	273,441	250,792	753,932	787,243

19.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2018		2017	2018	2017
Salaries and wages	~~W~~	584,592	553,390	1,783,405	1,638,911
Other employee benefits		78,302	76,451	245,793	224,611
Contributions to National Pension plan		19,336	18,573	56,816	54,325
Expenses related to defined benefit plan		51,350	49,213	154,052	147,640

	~~W~~	733,580	697,627	2,240,066	2,065,487

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Foreign currency gain	~~W~~	54,638	108,750	387,075	443,399
Gain on disposal of property, plant and equipment		6,769	4,916	33,788	50,733
Gain on disposal of intangible assets		—	—	239	308
Reversal of impairment loss on intangible assets		—	—	26	—
Rental income		442	867	1,319	2,631
Others		80	1,424	2,274	5,610

	~~W~~	61,929	115,957	424,721	502,681

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Foreign currency loss	~~W~~	58,794	96,754	404,356	595,856
Loss on disposal of property, plant and equipment		1,002	1,420	7,375	4,628
Impairment loss on property, plant and equipment		—	—	25,715	—
Loss on disposal of intangible assets		—	9	—	9
Impairment loss on intangible assets		62	40	353	1,717
Donations		139	2,267	3,159	12,610
Other bad debt expenses		—	1,576	23	1,826
Others		1,181	115	7,120	365

	~~W~~	61,178	102,181	448,101	617,011

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Finance income
Interest income	~~W~~	5,094	8,031	14,015	19,061
Dividend income		—	10,079	95,553	18,718
Foreign currency gain		4,460	3,263	5,948	67,181
Gain on disposal of investments		—	—	—	4,203
Gain on transaction of derivatives		249	—	362	3,106
Gain on valuation of derivatives		2,500	337	2,500	592
Other		1,261	—	2,743	—

	~~W~~	13,564	21,710	121,121	112,861

Finance costs
Interest expense	~~W~~	5,390	11,349	26,300	39,716
Foreign currency loss		—	9,678	33,054	12,453
Loss on disposal of investments		—	—	—	22,401
Loss on impairment of investments		—	—	—	5,504
Loss on sale of trade accounts and notes receivable		255	21	322	46
Loss on impairment of available-for-sale financial assets		—	—	—	1,298
Loss on transaction of derivatives		5	150	48	361
Loss on valuation of derivatives		7,239	—	7,740	—
Other		1,140	514	2,754	1,401

	~~W~~	14,029	21,712	70,218	83,180

22.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Current tax expense	~~W~~	88,683	111,480	80,491	341,257
Deferred tax expense (benefit)		9,283	(42,350)	(120,374)	(67,276)

Income tax expense (benefit)	~~W~~	97,966	69,130	(39,883)	273,981

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of September 30, 2018 and December 31, 2017 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(447)	(1,378)	(447)	(1,378)
Inventories, net		41,599	30,688	—	—	41,599	30,688
Defined benefit liabilities, net		48,315	2,375	—	—	48,315	2,375
Accrued expenses		159,878	179,112	—	—	159,878	179,112
Property, plant and equipment		195,720	206,900	—	—	195,720	206,900
Intangible assets		805	1,249	—	—	805	1,249
Provisions		30,141	27,018	—	—	30,141	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		10,443	12,345	—	—	10,443	12,345
Tax loss carryforwards		94,848	—	—	—	94,848	—
Tax credit carryforwards		271,200	268,926	—	—	271,200	268,926

Deferred tax assets (liabilities)	~~W~~	852,962	728,626	(447)	(1,378)	852,515	727,248

Statutory tax rate applicable to the Company was 24.2% for the year ended December 31, 2017. During the year-ended December 31, 2017, certain amendments to corporate income tax rules in the Republic of Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of September 30, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

Meanwhile, effective tax rate for the nine-month period ended September 30, 2018 differs from statutory tax rate primarily due to change of the probability of utilizing deferred tax assets including tax credit carryforwards.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2018		2017	2018	2017
Profit (loss) for the period	~~W~~	23,272,424,699	281,340,302,457	(474,330,116,040)	1,273,307,737,914
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	65	786	(1,326)	3,559

For the three-month and nine-month periods ended September 30, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2018 and 2017 are not calculated since there was no potential common stock.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	279	1,408	—	1	—
Trade accounts and notes receivable	3,128	2,776	—	—	—
Non-trade receivable	24	935	1,018	—	—
Trade accounts and notes payable	(1,557)	(13,027)	—	—	(1)
Other accounts payable	(111)	(15,436)	—	(10)	(1)
Borrowings	(605)	—	—	—	—

Aggregate notional amounts in financial position	1,158	(23,344)	1,018	(9)	(2)

Currency swap contracts	200	—	—	—	—

Net exposure	1,358	(23,344)	1,018	(9)	(2)

24.	Financial Risk Management, Continued

	December 31, 2017
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Borrowings	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

Average exchange rates applied for the nine-month periods ended September 30, 2018 and 2017 and the exchange rates at September 30, 2018 and December 31, 2017 are as follows:

	Average rate			Reporting date spot rate
(In won)	2018		2017	September 30, 2018	December 31, 2017
USD	~~W~~	1,090.96	1,138.67	1,112.70	1,071.40
JPY		9.95	10.18	9.81	9.49
CNY		167.56	167.49	161.78	163.65
PLN		306.68	297.15	303.13	306.07
EUR		1,302.36	1,267.31	1,294.57	1,279.25

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2018 and December 31, 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2018			December 31, 2017
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	54,775	54,775	88,643	88,643
JPY (5 percent weakening)		(8,303)	(8,303)	(8,104)	(8,104)
CNY (5 percent weakening)		5,970	5,970	161	161
PLN (5 percent weakening)		(99)	(99)	(93)	(93)
EUR (5 percent weakening)		(94)	(94)	339	339

A stronger won against the above currencies as of September 30, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2018 and December 31, 2017 is as follows:

(In millions of won)	September 30, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	903,978	1,147,340
Financial liabilities		(4,621,969)	(2,962,671)

	~~W~~	(3,717,991)	(1,815,331)

Variable rate instruments
Financial liabilities	~~W~~	(1,173,184)	(1,255,350)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2018 and December 31, 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2018
Variable rate instruments(*)	~~W~~	(5,968)	5,968	(5,968)	5,968

December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Company recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2018 and December 31, 2017 are as follows:

i)	As of September 30, 2018

(In millions of won)	September 30, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	826,619
Deposits in banks		77,211
Trade accounts and notes receivable		3,684,471
Non-trade receivable		235,185
Accrued income		2,897
Deposits		13,624
Short-term loans		12,609
Long-term loans		55,435
Long-term non-trade receivable		15,513

	~~W~~	4,923,564

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,552
Derivatives		2,682

	~~W~~	4,234

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	159

	~~W~~	4,927,957

24.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	566,408
Deposits in banks		580,781
Trade accounts and notes receivable		4,673,570
Non-trade receivable		678,454
Accrued income		8,655
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		13,638
Short-term loans		13,493
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives		842

	~~W~~	6,583,442

In addition to the financial assets above, as of September 30, 2018, the Company provides a payment guarantee of USD 1,200 million (~~W~~1,335,240 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2018.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank borrowings	~~W~~	3,674,605	3,904,728	892,162	220,829	563,915	2,108,258	119,564
Unsecured bond issues		2,120,548	2,291,821	141,311	283,570	597,137	1,128,558	141,245
Trade accounts and notes payable		3,510,947	3,510,947	3,510,947	—	—	—	—
Other accounts payable		2,155,584	2,155,584	2,155,584	—	—	—	—
Payment guarantee(*)		20,292	1,518,574	67,785	39,747	133,926	939,869	337,247
Security deposits		8,440	8,440	85	85	8,270	—	—
Derivatives financial liabilities
Derivatives	~~W~~	7,080	(13,052)	(1,100)	(1,488)	(3,608)	(6,856)	—

	~~W~~11,497,496		13,377,042	6,766,774	542,743	1,299,640	4,169,829	598,056

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2018		December 31, 2017
Total liabilities	~~W~~	14,643,208	11,580,156
Total equity		13,164,785	13,829,259
Cash and deposits in banks(*1)		903,819	1,147,178
Borrowings (including bonds)		5,795,153	4,218,021
Total liabilities to equity ratio		111%	84%
Net borrowings to equity ratio(*2)		37%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Instruments

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

i)	As of September 30, 2018

	September 30, 2018
(In millions of won)	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	826,619	(*)
Deposits in banks		77,211	(*)
Trade accounts and notes receivable		3,684,471	(*)
Non-trade receivable		235,185	(*)
Accrued income		2,897	(*)
Deposits		13,624	(*)
Short-term loans		12,609	(*)
Long-term loans		55,435	(*)
Long-term non-trade receivable		15,513	(*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	2,982	2,982
Convertible bonds		1,552	1,552
Derivatives		2,682	2,682
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	159	159
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	7,080	7,080
Financial liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	3,674,605	3,685,260
Unsecured bond issues		2,120,548	2,144,526
Trade accounts and notes payable		3,510,947	(*)
Other accounts payable		2,155,584	2,155,584
Payment guarantee liabilities		20,292	(*)
Security deposits		8,440	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

ii)	As of December 31, 2017

	December 31, 2017
(In millions of won)	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(*)
Deposits in banks		580,781	(*)
Trade accounts and notes receivable		4,673,570	(*)
Non-trade receivable		678,454	(*)
Accrued income		8,655	(*)
Deposits		13,638	(*)
Short-term loans		13,493	(*)
Long-term loans		30,772	(*)
Long-term non-trade receivable		15,115	(*)
Liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	2,207,259	2,212,474
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,391,493	(*)
Other accounts payable		2,701,823	2,702,033
Payment guarantee liabilities		8,127	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
September 30, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	2,982	2,982
Convertible bonds		—	—	1,552	1,552
Derivatives		—	—	2,682	2,682
Financial asset at fair value through other comprehensive income
Debt instrument		159	—	—	159
Financial liabilities at fair value through profit or loss
Derivatives		—	—	7,080	7,080

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,685,260	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,144,526	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,155,584	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Borrowings, bonds and others	1.70~3.67%	1.57~2.92%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2018 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2018		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	Others	September 30, 2018
Short-term borrowings	~~W~~	—	(266)	—	266	—	—	—
Current portion of long-term borrowings and bonds		1,058,985	(726,014)	1,044,094	26,277	366	—	1,403,708
Payment Guarantee		8,127	1,328	—	—	—	10,837	20,292
Long-term borrowings		1,653,033	1,774,180	(784,409)	2,903	—	—	2,645,707
Bonds		1,506,003	498,170	(259,685)	—	1,250	—	1,745,738

	~~W~~	4,226,148	1,547,398	—	29,446	1,616	10,837	5,815,445

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2018 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,947,098	—	—	—	—	7
LG Display Japan Co., Ltd.		788,408	—	—	—	—	6
LG Display Germany GmbH		435,550	—	—	—	—	74
LG Display Taiwan Co., Ltd.		424,876	—	—	—	—	109
LG Display Nanjing Co., Ltd.		533	—	3,093	—	312,979	10,583
LG Display Shanghai Co., Ltd.		271,183	—	—	—	—	9
LG Display Poland Sp. z o.o.		70	—	—	—	8,970	6
LG Display Guangzhou Co., Ltd.		17,279	—	3,904	—	502,223	3,600
LG Display Shenzhen Co., Ltd.		390,859	—	—	—	—	—
LG Display Yantai Co., Ltd.		7,085	—	6,363	—	129,026	3,463
LG Display (China) Co., Ltd.		—	—	446,462	—	—	266
LG Display Singapore Pte. Ltd.		339,124	—	—	—	—	4
L&T Display Technology (Fujian) Limited		112,109	—	—	—	—	—
Nanumnuri Co., Ltd.		45	—	—	—	—	5,760
Global OLED Technology LLC		—	—	—	—	—	—
LG Display Guangzhou Trading Co., Ltd.		206,246	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		1,262	—	12,753	—	300,671	2,465
Suzhou Lehui Display Co., Ltd.		53,179	—	—	—	—	—

	~~W~~	4,994,906	—	472,575	—	1,253,869	26,352

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	—	—	—	45
INVENIA Co., Ltd.		—	—	585	5,369	—	211
AVATEC Co., Ltd.		—	—	—	—	16,650	243
Paju Electric Glass Co., Ltd.		—	—	90,642	—	—	1,503
LB Gemini New Growth Fund No.16		—	—	—	—	—	—
YAS Co., Ltd.		—	—	1,011	7,484	—	667

	~~W~~	—	—	92,238	12,853	16,650	2,669

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	222,952	—	4,238	100,234	—	25,849
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	27,537	—	—	—	—	15
LG Electronics Vietnam Haiphong Co., Ltd.		49,740	—	—	—	—	6
LG Electronics Reynosa S.A. DE C.V.		6,017	—	—	—	—	332
LG Electronics Almaty Kazakhstan		501	—	—	—	—	14
LG Electronics S.A. (Pty) Ltd		1,369	—	—	—	—	8
LG Electronics Mexicali S.A.DE C.V.		521	—	—	—	—	107
LG Electronics RUS, LLC		8	—	—	—	—	617

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	275	—	—	—	—	—
LG Innotek Co., Ltd.		7,653	—	32,714	—	—	6,640
LG Hitachi Water Solutions Co., Ltd.		—	—	—	59,080	—	987
Inspur LG Digital Mobile Communications Co., Ltd.		26,953	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		12,162	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,936
Others		2,333	—	18	—	—	3,176

	~~W~~	135,069	—	32,732	59,080	—	18,838

	~~W~~	5,352,927	—	601,783	172,167	1,270,519	73,708

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	5,905,631	—	—	—	—	8
LG Display Japan Co., Ltd.		1,781,914	—	—	—	—	2,158
LG Display Germany GmbH		1,261,511	—	—	—	—	892
LG Display Taiwan Co., Ltd.		1,088,959	—	—	—	—	459
LG Display Nanjing Co., Ltd.		10,693	—	4,845	—	956,316	18,806
LG Display Shanghai Co., Ltd.		713,664	—	—	—	—	52
LG Display Poland Sp. z o.o.		274	—	—	—	27,489	12
LG Display Guangzhou Co., Ltd.		40,227	—	9,781	—	1,457,260	10,748
LG Display Shenzhen Co., Ltd.		1,146,447	—	—	—	—	4
LG Display Yantai Co., Ltd.		21,415	—	14,965	—	900,549	12,035
LG Display (China) Co., Ltd.		328	90,281	1,122,101	—	—	1,008
LG Display Singapore Pte. Ltd.		774,083	—	—	—	—	23
L&T Display Technology (Fujian) Limited		298,712	—	—	—	8	36
Nanumnuri Co., Ltd.		134	—	—	—	—	16,931
Global OLED Technology LLC		—	—	—	—	—	3,002
LG Display Guangzhou Trading Co., Ltd.		439,646	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		37,772	—	23,608	—	586,153	3,082
Suzhou Lehui Display Co., Ltd.		131,142	—	—	—	—	—

	~~W~~	13,652,552	90,281	1,175,300	—	3,927,775	69,256

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	34	—	—	131
INVENIA Co., Ltd.		—	30	1,354	26,956	—	467
AVATEC Co., Ltd.		—	530	—	—	51,729	466
Paju Electric Glass Co., Ltd.		—	4,172	274,440	—	—	3,346
LB Gemini New Growth Fund No.16			540	—	—	—	—
YAS Co., Ltd.		—	—	3,192	25,036	—	2,183

	~~W~~	—	5,272	279,020	51,992	51,729	6,593

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	919,008	—	25,818	406,187	—	73,656
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	51,311	—	—	—	—	41
LG Electronics Vietnam Haiphong Co., Ltd.		119,976	—	—	—	—	11
LG Electronics Reynosa S.A. DE C.V.		23,517	—	—	—	—	1,628
LG Electronics Almaty Kazakhstan		3,708	—	—	—	—	35
LG Electronics S.A. (Pty) Ltd		5,804	—	—	—	—	14
LG Electronics Mexicali S.A.DE C.V.		2,022	—	—	—	—	172
LG Electronics RUS, LLC		2,170	—	—	—	—	1,716

26.    Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	15,156	—	—	—	—	16
LG Innotek Co., Ltd.		24,701	—	97,846	—	—	34,692
LG Hitachi Water Solutions Co., Ltd.		—	—	—	256,036	—	7,248
Inspur LG Digital Mobile Communications Co., Ltd.		63,570	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		32,248	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	21,802
Others		4,068	—	27	—	—	7,205

	~~W~~	348,251	—	97,873	256,036	—	74,580

	~~W~~	14,919,811	95,553	1,578,011	714,215	3,979,504	224,085

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,019,271	—	—	—	—	8
LG Display Japan Co., Ltd.		726,449	—	—	—	—	10
LG Display Germany GmbH		426,024	—	—	—	—	423
LG Display Taiwan Co., Ltd.		322,899	—	—	—	—	334
LG Display Nanjing Co., Ltd.		4,454	—	—	—	136,328	—
LG Display Shanghai Co., Ltd.		311,912	—	—	—	—	58
LG Display Poland Sp. z o.o.		70	—	—	—	8,636	—
LG Display Guangzhou Co., Ltd.		3,057	—	2,105	—	507,848	2,644
LG Display Shenzhen Co., Ltd.		402,008	—	—	—	—	4
LG Display Yantai Co., Ltd.		9,967	—	4,041	373	663,341	3,566
LG Display (China) Co., Ltd.		26	9,575	509,452	—	—	—
LG Display Singapore Pte. Ltd.		235,069	—	—	—	—	2
L&T Display Technology (Fujian) Limited		135,927	—	—	—	—	3
Nanumnuri Co., Ltd.		24	—	—	—	—	4,324
Global OLED Technology LLC		—	—	—	—	—	1,526
LG Display Guangzhou Trading Co., Ltd.		180,841	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		971	—	—	—	39,731	—
Suzhou Lehui Display Co., Ltd.		60,627	—	—	—	—	—

	~~W~~	5,839,596	9,575	515,598	373	1,355,884	12,902

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	—	—	—	22
INVENIA Co., Ltd.		—	—	691	1,872	—	23
AVATEC Co., Ltd.		—	—	—	—	24,685	40
Paju Electric Glass Co., Ltd.		—	—	94,966	—	—	1,025
YAS Co., Ltd.		—	—	1,142	20,059	—	650

	~~W~~	—	—	96,799	21,931	24,685	1,760

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	320,503	—	11,738	159,052	—	26,836
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	25,127	—	—	—	—	22
LG Electronics Vietnam Haiphong Co., Ltd.		50,073	—	—	—	—	43
LG Electronics Reynosa S.A. DE C.V.		11,204	—	—	—	—	551
LG Electronics Almaty Kazakhstan		3,363	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		2,227	—	—	—	—	4
LG Electronics Mexicali S.A.DE C.V.		7,916	—	—	—	—	106
LG Electronics RUS, LLC		448	—	—	—	—	279

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4,406	—	48,422	—	—	627
LG Hitachi Water Solutions Co., Ltd.		—	—	—	78,853	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		20,539	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		22,167	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,650
Others		1,403	—	—	—	—	2,454

	~~W~~	148,873	—	48,422	78,853	—	10,736

	~~W~~	6,308,972	9,575	672,557	260,209	1,380,569	52,234

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,056,946	—	—	—	—	15
LG Display Japan Co., Ltd.		2,002,614	—	—	—	—	50
LG Display Germany GmbH		1,351,506	—	—	—	—	6,736
LG Display Taiwan Co., Ltd.		1,179,015	—	—	—	—	784
LG Display Nanjing Co., Ltd.		15,376	—	—	—	385,181	—
LG Display Shanghai Co., Ltd.		999,447	—	—	—	—	216
LG Display Poland Sp. z o.o.		1,893	—	—	—	26,022	33
LG Display Guangzhou Co., Ltd.		27,808	—	5,829	—	1,666,594	7,732
LG Display Shenzhen Co., Ltd.		1,274,715	—	—	—	—	5
LG Display Yantai Co., Ltd.		27,030	—	13,322	373	1,584,782	17,228
LG Display (China) Co., Ltd.		12,053	9,575	1,134,134	—	—	—
LG Display Singapore Pte. Ltd.		777,716	—	—	—	—	648
L&T Display Technology (Fujian) Limited		370,995	—	15	—	—	768
Nanumnuri Co., Ltd.		72	—	—	—	—	13,226
Global OLED Technology LLC		—	—	—	—	—	4,503
LG Display Guangzhou Trading Co., Ltd.		513,040	—	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		3,289	—	—	—	39,731	—
Suzhou Lehui Display Co., Ltd.		170,909	—	—	—	—	—

	~~W~~	16,784,424	9,575	1,153,300	373	3,702,310	52,124

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	110
INVENIA Co., Ltd.		10	—	1,304	20,778	—	171
AVATEC Co., Ltd.		—	530	—	—	65,899	538
Paju Electric Glass Co., Ltd.		—	8,109	289,760	—	—	3,218
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	2,871	64,337	—	2,132

	~~W~~	11	8,639	294,214	97,366	65,903	6,352

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,168,067	—	27,694	528,088	—	85,688
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	63,346	—	—	—	—	75
LG Electronics Vietnam Haiphong Co., Ltd.		149,796	—	—	—	—	167
LG Electronics Reynosa S.A. DE C.V.		53,202	—	—	—	—	1,391
LG Electronics Almaty Kazakhstan		10,642	—	—	—	—	12
LG Electronics S.A. (Pty) Ltd.		11,760	—	—	—	—	18
LG Electronics Mexicali S.A.DE C.V.		25,843	—	—	—	—	175
LG Electronics RUS, LLC		3,477	—	—	—	—	730

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	10,919	—	136,493	—	—	4,445
LG Hitachi Water Solutions Co., Ltd.		—	—	—	151,845	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		88,504	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		56,423	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	20,030
Others		2,608	—	3	—	—	5,682

	~~W~~	476,520	—	136,496	151,845	—	32,725

	~~W~~	18,429,022	18,214	1,611,704	777,672	3,768,213	176,889

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of September 30, 2018 and December 31, 2017 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017
Subsidiaries
LG Display America, Inc.	~~W~~	977,166	1,795,757	6	—
LG Display Japan Co., Ltd.		474,647	230,804	—	2
LG Display Germany GmbH		454,577	497,677	3,098	—
LG Display Taiwan Co., Ltd.		442,684	436,943	7	106
LG Display Nanjing Co., Ltd.		379	176	378,045	85,646
LG Display Shanghai Co., Ltd.		202,887	176,816	—	74
LG Display Poland Sp. z o.o.		48	73	6,059	5,480
LG Display Guangzhou Co., Ltd.		167,830	345,212	152,683	189,996
LG Display Guangzhou Trading Co., Ltd.		153,180	88,876	—	—
LG Display Shenzhen Co., Ltd.		148,871	217,542	—	—
LG Display Yantai Co., Ltd.		831	123,059	159,614	30,397
LG Display (China) Co., Ltd.		1,766	55,309	300,860	150,933
LG Display Singapore Pte. Ltd.		104,959	187,420	1	1
L&T Display Technology (Fujian) Limited		76,706	57,545	184,523	177,487
Nanumnuri Co., Ltd.		—	—	2,398	2,453
LG Display Vietnam Haiphong Co., Ltd.		25,551	9,119	562,754	58,666
Suzhou Lehui Display Co., Ltd.		43,917	21,110	—	36,919

	~~W~~	3,275,999	4,243,438	1,750,048	738,160

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	50	61
INVENIA Co., Ltd.		2,000	2,375	8,540	18,523
AVATEC Co., Ltd.		—	—	4,870	2,949
Paju Electric Glass Co., Ltd.		—	—	61,707	60,141
YAS Co., Ltd.		—	375	9,895	6,474

	~~W~~	2,000	2,750	85,062	88,148

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	174,932	550,101	120,259	206,616

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2018		December 31, 2017	September 30, 2018	December 31, 2017
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,833	407	25,581	58,741
LG Hitachi Water Solutions Co., Ltd.		—	—	101,315	154,079
HiEntech Co., Ltd.		—	—	5,889	4,854
Inspur LG Digital Mobile Communications Co., Ltd.		26,744	20,953	—	—
LG Electronics Reynosa S.A. DE C.V.		3,085	11,494	29	82
LG Electronics India Pvt. Ltd.		17,429	3,030	3	—
LG Electronics Vietnam Haiphong Co., Ltd.		34,176	36,017	2	1
LG Electronics S.A. (Pty) Ltd		839	2,400	1	4
LG Electronics Egypt S.A.E.		2,787	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		6,052	9	—	80
Others		2,259	18,385	2,122	1,308

	~~W~~	96,204	92,695	134,942	219,150

	~~W~~	3,549,135	4,888,984	2,090,311	1,252,074

26.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2018 and 2017 are as follows:

	2018			2017
(In millions of won) Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	375	—	333
YAS Co., Ltd.		—	375	—	333

	~~W~~	—	750	—	666

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2018 and 2017 and as of September 30, 2018 and December 31, 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2018			For the nine-month period ended September 30, 2018		September 30, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	171,420	39,572	559,012	136,111	148,973	133,587
LG Uplus Corp.		—	552	21	1,170	—	216
LG Chem Ltd. and its subsidiaries		70	202,820	1,634	571,940	97	119,095
Serveone and its subsidiaries		96	245,678	291	932,230	21,307	364,063
Silicon Works Co., Ltd		—	195,615	—	499,456	—	197,320
LG Corp.		—	13,634	—	39,003	11,401	5,583
LG Management Development Institute		—	2,366	—	7,484	3,480	470
LG CNS Co., Ltd. and its subsidiaries		—	36,920	—	108,174	—	33,312
LG Hausys Ltd		1	—	1,111	1	—	—
G2R Inc. and its subsidiaries		—	1,901	—	38,971	—	2,337

	~~W~~	171,587	739,058	562,069	2,334,540	185,258	855,983

(*)

For transactions which LG International and its subsidiaries act as an agent of the Company and receive commission revenue from the Company, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the three-month and nine-month periods ended September 30, 2018 amount to ~~W~~171,420 million and ~~W~~559,012 million, respectively, and gross purchase and others for the three-month and nine-month periods ended September 30, 2018 amount to ~~W~~77,450 million and ~~W~~444,027 million, respectively.

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2017			For the nine-month period ended September 30, 2017		December 31, 2017
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	163,050	340,755	440,704	978,944	110,786	186,799
LG Household & Health Care and its subsidiaries		—	24	—	116	—	—
LG Uplus Corp.		54	136	152	453	—	1,505
LG Chem Ltd. and its subsidiaries		8,243	230,324	8,256	642,523	8,659	127,416
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		—	—	10	—	—	—
Lusem Co., Ltd.(*)		2	10	10	641	1	53
Serveone and its subsidiaries		97	363,476	346	955,433	21,565	491,719
Silicon Works Co., Ltd		—	163,019	—	448,486	—	120,031
LG Corp.		—	15,804	—	46,762	4,700	1,523
LG Management Development Institute		—	3,237	—	7,607	3,480	699
LG CNS Co., Ltd. and its subsidiaries		184	64,625	323	133,644	—	90,374
LG Hausys Ltd		419	3	1,255	47	—	374
G2R Inc. and its subsidiaries		—	4,233	—	11,810	—	14,275

	~~W~~	172,049	1,185,646	451,056	3,226,466	149,191	1,034,768

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2018		2017	2018	2017
Short-term benefits	~~W~~	918	858	2,734	2,866
Expenses related to the defined benefit plan		103	95	690	392

	~~W~~	1,021	953	3,424	3,258

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2018	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President